Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS 2014

Banco Santander Chile

Santander

CONTENT

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated financial statements of Banco Santander Chile and its subsidiaries (the "Bank"), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of income, statements of comprehensive income, statements of changes in equity, and statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte © refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www2.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4A 3TR, United Kingdom.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions.

Emphasis on an issue

As indicated in Note 11 to the consolidated financial statements, during December 2013 the Bank sold its entire ownership in Santander Asset Management S.A. Administradora General de Fondos to SAM Investment Holdings Limited for 99.99% of total shares and to Santander Assets Management UK Holdings Limited for the remaining 0.01% of total shares, both related companies, generating a profit of Ch$78,122 million.

Other matters

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

January 26, 2015

Santiago, Chile

Mauricio Farías N.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2014	2013
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	1,608,888	1,571,810
Cash items in process of collection	4	531,373	604,077
Trading investments	5	774,815	287,567
Investments under resale agreements	6	-	17,469
Financial derivative contracts	7	2,727,563	1,494,018
Interbank loans, net	8	11,918	125,395
Loans and accounts receivables from customers, net	9	22,179,938	20,327,021
Available for sale investments	10	1,651,598	1,700,993
Held to maturity investments		-	-
Investments in associates and other companies	11	17,914	9,681
Intangible assets	12	40,983	66,703
Property, plant, and equipment	13	211,561	180,215
Current taxes	14	2,241	1,643
Deferred taxes	14	282,211	230,215
Other assets	15	493,173	400,025
TOTAL ASSETS		30,534,176	27,016,832

LIABILITIES
Deposits and other demand liabilities	16	6,480,497	5,620,763
Cash items in process of being cleared	4	281,259	276,379
Obligations under repurchase agreements	6	392,126	208,972
Time deposits and other time liabilities	16	10,413,940	9,675,272
Financial derivative contracts	7	2,561,384	1,300,109
Interbank borrowing	17	1,231,601	1,682,377
Issued debt instruments	18	5,785,112	5,198,658
Other financial liabilities	18	205,125	189,781
Current taxes	14	1,077	50,242
Deferred taxes	14	7,631	25,088
Provisions	20	310,592	236,232
Other liabilities	21	220,853	198,777
TOTAL LIABILITIES		27.891.197	24,662,650

EQUITY

Attributable to the Bank’s shareholders:		2,609,896	2,325,678
Capital	23	891,303	891,303
Reserves	23	1,307,761	1,130,991
Valuation adjustments	23	25,600	(5,964)
Retained earnings		385,232	309,348
Retained earnings from prior years		-	-
Income for the period		550,331	441.926
Minus: Provision for mandatory dividends	23	(165,099)	(132.578)
Non-controlling interest	25	33,083	28,504
TOTAL EQUITY		2.642.979	2,354,182

TOTAL LIABILITIES AND EQUITY		30,534,176	27,016,832

Consolidated Financial Statements December 2014 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		For the years ended December 31,
		2014	2013
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	26	2,227,018	1,871,204
Interest expense	26	(909,914)	(794,442)

Net interest income		1,317,104	1,076,762

Fee and commission income	27	366,729	346,120
Fee and commission expense	27	(139,446)	(116,284)

Net fee and commission income		227,283	229,836

Net profit (loss) from financial operations (net trading profit/ loss)	28	(151,323)	(28,613)
Net foreign exchange gain (loss)	29	272,212	144,726
Other operating income	34	14,834	20,508

Net operating profit before provision for loan losses		1,680,110	1,443,219

Provision for loan losses	30	(374,431)	(364,031)

NET OPERATING PROFIT		1,305,679	1,079,188

Personnel salaries and expenses	31	(338,888)	(308,344)
Administrative expenses	32	(205,149)	(188,191)
Depreciation and amortization	33	(44,172)	(61,074)
Impairment of property, plant, and equipment	33	(36,664)	(244)
Other operating expenses	34	(81,108)	(62,351)

Total operating expenses		(705,981)	(620,204)

OPERATING INCOME		599,698	458,984

Income from investments in associates and other companies	11	2,165	79,544

Income before tax		601,863	538,528

Income tax expense	14	(45,552)	(94,467)

NET INCOME FOR THE YEAR		556,311	444,061

Attributable to:
Equity holders of the Bank		550,331	441,926
Non-controlling interest	25	5,980	2,135
Earnings per share attributable to equity holders of the Bank :
(expressed in Chilean pesos)
Basic earnings	23	2.920	2.345
Diluted earnings	23	2.920	2.345

Consolidated Financial Statements December 2014 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended

		December 31,
		2014	2013
	NOTE	MCh$	MCh$

NET INCOME FOR THE YEAR		556,311	444,061

OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	10	20,844	10,857
Cash flow hedge	23	18,982	(13,572)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax taxes		39,826	(2,715)

Income tax related to items which may be reclassified subsequently to profit or loss	14	(8,289)	543

Other comprehensive income for the year which may be reclassified subsequently to profit or loss, net of tax		31,537	(2,172)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		587,848	441,889

Attributable to:
Equity holders of the Bank		581,895	439,743
Non-controlling interests	25	5,953	2,146

Consolidated Financial Statements December 2014 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014 and 2013

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2012	891,303	977,684	(2,224)	(10,041)	5,315	945	-	388,282	(116,486)	2,134,778	34,265	2,169,043
Distribution of income from previous period	-	-	-	-	-	-	388,282	(388,282)	-	-	-	-
Equity as of January 1, 2013	891,303	977,684	(2,224)	(10,041)	5,315	945	388,282	-	(116,486)	2,134,778	34,265	2,169,043
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(232,780)	-	116,486	(116,294)	(7,907)	(124,201)
Own shares transactions (1)		29	-	-	-	-	-	-	-	29	-	29
Transfer of retained earnings to reserves	-	155,502	-	-	-	-	(155,502)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(132,578)	(132,578)	-	(132,578)
Subtotal	-	155,531	-	-	-	-	(388,282)	-	(16,092)	(248,843)	(7,907)	(256,750)
Other comprehensive income	-	-	-	10,843	(13,572)	546	-	-	-	(2,183)	11	(2,172)
Income for the year	-	-	-	-	-	-	-	441,926	-	441,926	2,135	444,061
Subtotal	-	-	-	10,843	(13,572)	546	-	441,926	-	439,743	2,146	441,889
Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	-	441,926	(132,578)	2,325,678	28,504	2,354,182

Equity as of December 31, 2013	891,303	1,133,215	(2,224)	802	(8,257)	1,491	-	441,926	(132,578)	2,325,678	28,504	2,354,182
Distribution of income from previous period	-	-	-	-	-	-	411,926	(411,926)	-	-	-	-
Equity as of January 1, 2014	891,303	1,133,215	(2,224)	802	(8,257)	1,491	411,926	-	(132,578)	2,325,678	28,504	2,354,182
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	(1,374)	(1,374)
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(265,156)	-	132,578	(132,578)	-	(132,578)
Own shares transactions (1)	-	-	-	-	-	-	-	-	-	-	-	-
Transfer of retained earnings to reserves	-	176,770	-	-	-	-	(176,770)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(165,099)	(165,099)	-	(165,099)
Subtotal	-	176,770	-	-	-	-	(441,926)	-	(32,521)	(297,677)	(1,374)	(299,051)
Other comprehensive income	-	-	-	20,878	18,982	(8,296)	-	-	-	31,564	(27)	31,537
Income for the year	-	-	-	-	-	-	-	550,331	-	550,331	5,980	556,311
Subtotal	-	-	-	20,878	18,982	(8,296)	-	550,331	-	581,895	5,953	587,848
Equity as of December 31, 2014	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	-	550,331	(165,099)	2,609,896	33,083	2,642,979
(1)	Corresponds to the profit on sale of own shares received in lieu of payment, see Note 23 - Equity

Period	Total attributable to Bank shareholders	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of	Dividend per share
	MCh$	MCh$	MCh$	%	shares	(in pesos)

Year 2013 (Shareholders Meeting April 2014)	441,926	176,770	265,156	60	188,446,126,794	1.407

Year 2012 (Shareholders Meeting April 2013)	387,967	155,187	232,780	60	188,446,126,794	1.235

Consolidated Financial Statements December 2014 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		As of December 31,
		2014	2013
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
CONSOLIDATED INCOME BEFORE TAX		601,863	538,528
Debits (credits) to income that do not represent cash flows		(1,009,143)	(913,207)
Depreciation and amortization	33	44,172	61,074
Impairment of property, plant, and equipment	34	36,664	244
Provision for loan losses	30	433,408	419,315
Mark to market of trading investments		(11,285)	(13,711)
Income from investments in associates and other companies	11	(2,165)	(1,422)
Net gain on sale of assets received in lieu of payment	34	(11,100)	(17,046)
Provision on assets received in lieu of payment	34	4,045	3,580
Net gain on sale of controlled companies	11	-	(78,122)
Net gain on sale of property, plant, and equipment	34	(687)	(176)
Charge off of assets received in lieu of payment	36	4,694	8,796
Net interest income	26	(1,317,104)	(1,076,762)
Net fee and commission income	27	(227,283)	(229,836)
Debits (credits) to income that do not represent cash flows		115,240	38,580
Changes in deferred taxes	14	(77,742)	(27,721)
Increase/decrease in operating assets and liabilities		698,589	910,101
(Increase) of loans and accounts receivables from customers, net		(1,674,156)	(1,978,593)
(Increase) decrease of financial investments		(437,853)	175,886
Decrease (increase) due to resale agreements (assets)		17,469	(10,476)
Decrease (increase) of interbank loans		113,477	(34,868)
(Increase) decrease of assets received or awarded in lieu of payments		(3,346)	4,053
Increase of debits in customers checking accounts		727,604	397,383
Increase of time deposits and other time liabilities		738,668	563,059
Increase of obligations with domestic banks		65,506	500
Increase of other demand liabilities or time obligations		132,130	253,361
(Decrease) increase of obligations with foreign banks		(516,156)	244,051
(Decrease) of obligations with Central Bank of Chile		(126)	(177)
Increase (decrease) of obligations under repurchase agreements		183,154	(95,145)
Increase (decrease) in other financial liabilities		15,344	(2,830)
Net increase of other assets and liabilities		(791,457)	(421,538)
Redemption of letters of credit		(29,668)	(40,231)
Issuance under mortgage bonds program		36,941	70,339
Senior bond issuances		1,196,273	664,422
Redemption of mortgage bonds and payments of interest		(4,195)	-
Redemption of senior bonds and payments of interest		(574,507)	(190,719)
Interest received		2,235,437	1,905,532
Interest paid		(913,800)	(729,942)
Dividends received from investments in other companies	11	119	665
Fees and commissions received	27	366,729	346,120
Fees and commissions paid	27	(139,446)	(116,284)
Income tax paid	14	(45,552)	(94,467)
Total cash flow provided by operating activities		291,309	535,422

Consolidated Financial Statements December 2014 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		For the years ended December 31,
		2014	2013
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(59,088)	(40,789)
Sales of property, plant, and equipment	13	172	348
Purchases of investments in associates and other companies	11	(6,313)	(1,440)
Sales of investments in associates and other companies		-	90,281
Purchases of intangible assets	12	(27,437)	(18,400)
Total cash flow (used in) provided by investment activities		(92,666)	30,000

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(274,042)	(123,036)
Issuance of subordinate bonds		-	141,043
Redemption of subordinated bonds and payments of interest		(8,886)	(31,299)
Dividends paid		(265,156)	(232,780)
From non-controlling interest financing activities		-	(7,907)
Dividends and/or withdrawals paid		-	(7,907)
Total cash flow used in financing activities		(274,042)	(130,943)

D – NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(75,399)	434,479

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		34,893	(20,699)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		1,899,508	1,485,728

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	1,859,002	1,899,508

	For the years ended December 31,
Reconciliation of provisions for the Consolidated Statements of Cash Flows for the years ended	2014	2013
	MCh$	MCh$

Provision for loan losses for cash flow purposes	433,408	419,315
Recovery of loans previously charged off	(58,977)	(55,284)
Provision for loan losses – net	374,431	364,031

Consolidated Financial Statements December 2014 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2014 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. The General Banking Law set out in its article 15 states that, the banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which agree to International Financial Reporting Standards (IFRS). In the event of discrepancies between the accounting principles and accounting standards issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan or renminbi, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the Period.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2014 and 2013, incorporate the financial statements of the Bank entities over which the bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS issued by IASB, except in those cases where the SBIF regulations prevail as explained above. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

Consolidated Financial Statements December 2014 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	potential voting rights held by the Bank, other vote holders or other parties;
•	rights arising from other agreements; and
•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statement of Income and in the Consolidated Statement of Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies.

All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Group’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
		Place of	As of December 31,
		Incorporation	2014			2013
		and	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main activity	operation	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos (*)	Third-party funds administration	Santiago, Chile	-	-	-	-	-	-
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada (**)	Support society, making and receiving payments	Santiago, Chile	-	-	-	99.90	0.10	100.00

(*) Santander Asset Management S.A. Administradora General de Fondos was sold in December 2013, see Note 02 - Significant events.

(**) From May 1, 2014, this entity was absorbed by the Bank, with authorization for this transaction obtained from the SBIF on March 26, 2014.

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 25 – Non-controlling interest.

Consolidated Financial Statements December 2014 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Multinegocios S.A. (management of sales force).
-	Servicios Administrativos y Financieros Limitada (management of sales force)
-	Multiservicios de Negocios Limitada (call center)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)
-	Servicios de Cobranza Fiscalex Limitada (collection services) (*)

(*) As of August 1, 2014, Servicios de Cobranza Fiscalex Limitada was absorbed by Santander Gestión de Recaudación y Cobranza Limitada. See Note 02 d)i.

iii.	Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of	As of December 31,
		incorporation	2014	2013
Subsidiaries	Main activity	and operation	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.28
Cámara de Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.14	14.14
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	11.11	11.11

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the Associate definitions, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A. is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization and structuring of this company from the point of incorporation, therefore exercising significant influence over this company. This influence is in addition to a 11.11% holding in this associate.

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value.

Consolidated Financial Statements December 2014 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

d)	Operating segments

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions: An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.
Consolidated Financial Statements December 2014 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

e)	Functional and presentation currency

According to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)	Foreign currency transactions

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end reported; the rate used was Ch$ 608.33 per US$1 as of December, 2014 (Ch$524.20 per US$1 as of December, 2013).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various classifications used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following classifications:

-	Trading investments portfolio (at fair value through profit and loss): this classification includes the financial assets acquired for the purpose of generating profits in the short term from fluctuations in their prices. This classification includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-	Available for sale investments portfolio, is comprised of debt instruments not classified as: “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, or based on appraisals determined using internal models when appropriate. Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit under the heading “Other comprehensive income” within equity. When these investments are disposed or become impaired, the cumulative amount of the adjustments at fair value recognized in “Other comprehensive income” are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

Consolidated Financial Statements December 2014 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Held to maturity instruments portfolio: this classification includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-	Credit investments (loans and accounts receivable from customers or interbank loans): this classification includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. It includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities acts as lessor. Loans and receivables shall be measured at amortized cost using the effective interest method.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the consolidated financial statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-	Cash items in process of collection: This item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-	Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 7 to the Consolidated Financial Statements.

•	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: Includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statement of financial position.

-	Investment instruments: Are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

Consolidated Financial Statements December 2014 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified for management and measurement purposes as follows:

-	Financial liabilities held for trading (at fair value through profit or loss): include financial liabilities issued to generate short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-	Financial liabilities at amortized cost: include financial liabilities, regardless of their class and maturity, not included in any of the aforementioned classifications which arise from the borrowing activities of financial institutions.

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-	Deposits and other on- demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. In accordance with the applicable regulation, the Bank does not record instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

Consolidated Financial Statements December 2014 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and accounts receivable.

According to IFRS 13 Fair Value Measurement (effective date from January 1, 2013), “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the change in value is positive, this is recorded as an asset. If the change in value is negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. The calculation to establish the fair value includes credit valuation adjustment (CVA), hence the fair value of each instrument should include the credit risk of its counterparty and the Bank´s own risk of the operation.

“Loans and accounts receivable from customers” and “Held-to-maturity investments” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, adjusted as appropriate for prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest rate method. For financial assets, amortized cost also includes any reductions for impairment and provides for amounts not recoverable. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged is recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

Consolidated Financial Statements December 2014 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives, whose underlying is an equity instrument that are settled by delivery of those instruments, are measured at acquisition cost adjusted for any related impairment loss.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2014 and 2013 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording result

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income. A distinction is made between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

Consolidated Financial Statements December 2014 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Consolidated Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded and accumulated under “Other comprehensive income” within Equity.

-	When available-for-sale instruments are disposed of or determined to be impaired, the cumulative gain or loss previously accumulated as “Other comprehensive income” is reclassified to the Consolidated Statement of Income.

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks,
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that are not held for hedging purposes are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income from financial operations” in the Consolidated Statement of Income

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

Consolidated Financial Statements December 2014 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Trading investments portfolio”.

vii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

viii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

Consolidated Financial Statements December 2014 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

b.	If the transferor retains control of the transferred financial asset: it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

Interest and inflation adjustments on loans whose payments of principal or interest are renegotiated or refinanced or loans that are more than 90 days overdue or when the Bank believes that the debtor poses a high risk of default, are generally referred to as “suspended” and are recorded in memo accounts which are not part of the Consolidated Statements of Income. These are reported as memorandum accounts (Note 26). This interest is recognized as income upon collection.

The resumption of interest income recognition of previously suspended loans only occurs when such loans became current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5 or C6 categories (for loans individually evaluated for impairment) as per SBIF definitions (Note 1, subsection p).

Dividends received from companies classified as “Investments in associates and other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

Consolidated Financial Statements December 2014 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

Consolidated Financial Statements December 2014 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivables from customers” in the Consolidated Statements of Financial Position.

Consolidated Financial Statements December 2014 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the Consolidated Statement of Income. This charge is calculated using the longer term of the life of the lease or the useful life of any leasehold improvement.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or it is separable. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

Consolidated Financial Statements December 2014 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

p)	Allowances for loan losses

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions. These models and risk assessment have been approved by the Board of Directors.

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment - represents the case where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-	Group assessment - A group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank models determine allowances and provisions for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Commercial loans,
ii.	Mortgage loans, and
iii.	Consumer loans.

The models used to determine credit risk allowances are described as follows:

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary in accordance with the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The Bank assigns a risk category to each debtor, their contingent loans and loans. These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment capacity that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment capacity. There exists reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited capacity to settle short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans from which repayment is considered remote. This portfolio consists of debtors that demonstrate a reduced or null payment capacity with signs of a possible bankruptcy, debtors who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Consolidated Financial Statements December 2014 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the guarantees. The exposure of each category is determined by calculating the total balance in each portfolio (A1 to B4) and applying the expected loss rate.

Impaired Portfolio

A provision for an impaired portfolio is calculated by determining the expected loss rate, adjusting for amounts recoverable through guarantees and the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the debtor can be classified into categories C1 to C6. Using this classification system the related allowance percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Consolidated Financial Statements December 2014 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

II.	Allowances for group assessment

Group evaluations are used to approximate allowances required for loans with low balances related to individuals and small companies.

Levels of required allowances have been established by the Bank, in accordance with loan losses methodology by classifying and grouping the loan portfolio based on similar credit risk characteristic indicating the debtor’s ability to pay all amounts due according to the contractual terms. The Bank uses models based on debtors’ characteristics, payment history, loans due and defaulted loans, in addition to other parameters.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes individually non-significant commercial loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics, using customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk which in this case is a default of 90 or more. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

During the second semester of 2014, the ongoing improvement process of the allowance models led to the updating of the Bank’s allowance model for consumer and commercial loans. The models were calibrated with the aim of improving the prediction of client behavior and maintaining statistical and management standards. Part of these improvements consisted of the advancement of the models’ governance allowing technical and decisional approvals at different points of the approval process, better techniques of statistical processes and of the extent of historical information, allowing stronger parameters of the Probability of Non-Performance (PNP) and the Severity (SEV) involved in the provision calculation.

This involved the release of consumer provisions of Ch$26,563 million and an increase in commercial provisions of Ch$45,141 million. As this is a change in estimation, the net increase of these improvements (Ch$18,578 million) was recognized under the "Provisions for loan losses" in the Consolidated Statement of Income for the year in accordance with IFRS 8.

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or the situation of a specific economical sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans. The Bank has not recorded provisions for this concept as of December 31, 2014 and 2013.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and accounts receivable from customers, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

Consolidated Financial Statements December 2014 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan operations, including any future payments due in the case of installments loans or leasing operations (for which partial charge-offs do not exist).

Charge-offs are recorded under “Provision for loan losses” through the Consolidated Statement of Income in accordance with Chapter B-1 of the Compendium of Accounting Standards (SBIF), independent of the cause. Any receipt of payment for a loan previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Consolidated Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any receipt of payment for “Loans and accounts receivable from customers” previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Consolidated Statement of Income.

Any payment agreement of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received are accounted for as a recovery from loans previously charged-off. Upon recovery of previously charged-off balances, the renegotiated loans will be recognized as an asset and the associated income as a recovery of loan loss within the “Provision for loan losses”.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Including guarantees, bonds, standby letters of credit.

ii.	Confirmed foreign letters of credit: Comprises of letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees letters issued.

Consolidated Financial Statements December 2014 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

vi.	Unrestricted credit lines: The balance of the available credit lines that customers may use without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.	Other credit commitments: Loans that the Bank has agreed but not yet lent. These outstanding balances must be transferred at an agreed future date when events contractually agreed upon with the customer occur, such as lines of credit linked to the progress of a construction or similar projects.

viii.	Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The Consolidated Statements of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation the probability of having to meet the obligation. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. Provisions must specify the liabilities for which they were originally recognized. Partial or total reversals are recognized when such obligations cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provisions for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported balances of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover probable losses, therefore, to estimate the allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income.

Loans are charged-off when Management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the allowance for loan losses.

The estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

Consolidated Financial Statements December 2014 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These estimates, made on the basis of the best available information, mainly refer to:

-	Allowances for loan losses (Notes 9 and 30)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 33)
-	The useful lives of tangible and intangible assets (Notes 12, 13 and 33)
-	The fair value of assets and liabilities (Notes 5, 6, 7, 10 and 37)
-	Commitments and contingencies (Note 22)
-	Current and deferred taxes (Note 14)

t)	Non-current assets held for sale

Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sales.

As of December 31, 2014 and 2013 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). For assets acquired under an agreement between the client and the Bank a value is agreed upon by the parties through negotiation. When the parties do not reach an agreement and legal actions are required for the Bank to gain possession, the value for those assets is determined at auction. In both instances, an independent appraisal is performed.

The excess of the outstanding loan balance over the fair value is charged to income for the period, under “Provision for loan losses”.

These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income for the period, under “Other operating expenses”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2014 and 2013 the Bank did not have any instruments that generated dilutive effects.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

Consolidated Financial Statements December 2014 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of December 31, 2014 and 2013 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

To determine the present value of the defined benefit obligation and the current service cost, the method of projected unit credit is used.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:

(a) actuarial gains and losses;

(b) the difference between the actual return on plan assets and the interest on plan assets included in the net interest component and;

(c) changes in the effect of the asset ceiling.

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees. See Note 15.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

Consolidated Financial Statements December 2014 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii. Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii. Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement of the period.

z)	Reclassification of items

Banco Santander Chile has reclassified some items in the Financial Statements to provide relevant, reliable, comparable and understandable information.

These reclassifications, which did not affect the Bank’s results, have no significant or material impact on the current Consolidated Financial Statements.

aa)	Application of new and revised International Financial Reporting Standards

i.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of December 31, 2014

As of the date of issuance of these Consolidated Financial Statements, the following accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting regulations issued by the SBIF

As of December 31, 2014 there are no new accounting regulations issued by SBIF to be implemented.

2.	New and revised IFRS standards effective in current year

The following new and revised IFRS have been adopted in these financial statements:

Amendment to IAS 32, Financial Instruments- Presentation - On December 16, 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing amendments to IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures. These amendments are the result of the IASB and US Financial Accounting Standards Board (‘FASB’ undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments.

The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Investment Entities – Amendments to IFRS 10 – Consolidated Financial Statements; IFRS 12 – Disclosures of Involvement in Other Entities and IAS 27 – Separate Financial Statements - On October 31, 2012, the IASB published “Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)”, providing an exemption from consolidation of subsidiaries under IFRS 10 'Consolidated Financial Statements' for entities which meet the definition of an 'investment entity', such as certain investment funds. Instead, such entities would measure their investment in particular subsidiaries at fair value through profit or loss in accordance with IFRS 9 'Financial Instruments' or IAS 39 'Financial Instruments: Recognition and Measurement'.

Consolidated Financial Statements December 2014 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The amendments also require additional disclosure about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries. In addition, the amendments require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements (or to only provide separate financial statements if all subsidiaries are unconsolidated).

The amendments are effective for annual periods beginning on or after January 1, 2014, with early application permitted. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets - On May 29, 2013 the IASB published “Amends to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets. The publication of IFRS 13 Fair Value Measurements amended certain disclosure requirements in IAS 36 Impairment of Assets with respect to measuring the recoverable amount of impaired assets. However, one of the modifications to the disclosure requirements was more extensive than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 removed the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) was significant compared with the total carrying amount of goodwill or intangible assets with indefinite useful life of the entity.

The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit to which the entity recognized or reversed deterioration during the reporting period. An entity shall disclose information about the fair value less costs to sell of an individual asset, including goodwill, or a cash-generating unit to which the entity recognized or reversed an impairment loss during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13), (ii) the valuation techniques used to measure fair value less costs to sell, and (iii) the key assumptions used in fair value measurement categorized within "Level 2" and "Level 3" of the fair value hierarchy. In addition, an entity should disclose the discount rate used when an entity recognized or reversed an impairment loss during the reporting period and the recoverable amount should be based on the fair value less costs to sell determined using a present value valuation technique.

The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Amendments to IAS 39, Novation of Derivatives and Continuation of Hedge Accounting - On June 2013, the IASB published Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting. This modification permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting under IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations.

The amendments are effective for annual periods beginning on or after January 1, 2014. Earlier application is permitted but corresponding disclosures are required. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the amendments are to be applied retrospectively. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Amendment to IAS 19 (2011), Employee Benefits - On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis.

The amendments are effective for periods beginning on or after July 1, 2014, with earlier application permitted. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Consolidated Financial Statements December 2014 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual Improvements 2010 – 2012 Cycle

IFRS 2 Share based payments, Definition of vesting condition - Appendix A ‘Defined terms’ to IFRS 2 was amended to (i) change the definitions of ‘vesting condition’ and ‘market condition’, and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition need to have an explicit or implicit service requirement in order to constitute a performance condition (rather than being a non-vesting condition); (f) a market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services. The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

IFRS 3 Business Combinations, Accounting for contingent consideration in a business combination - The amendments clarify that a contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combination for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

IFRS 8 Operating Segments, Aggregation of Operating Segments - The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’. It clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

IFRS 13 Fair Value Measurement, Short-term receivables and payables - The Basis for Conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets, Revaluation method: proportionate restatement of accumulated depreciation/amortization - The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted. An entity is required to apply to amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period. An entity is permitted, but not required, to restate any earlier periods presented.

IAS 24 Related Party Disclosures, Key management personnel - The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. The amendments apply for annual periods beginning on or after July 1, 2014, with earlier application permitted.

The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual Improvements 2011 – 2013 Cycle

IFRS 1 First-time Adoption of International Financial Reporting Standards, Meaning of “effective IFRS” - The amendment clarifies that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early application. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods

Consolidated Financial Statements December 2014 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

IFRS 3 Business Combinations, Scope exception for joint ventures - The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13 Fair Value Measurement, Scope of portfolio exception (paragraph 52) - The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS was initially applied.

IAS 40 Investment Property, Interrelationship between IFRS 3 and IAS 40 - IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40, and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRIC 21, Levies - On May 20, 2013, the IASB published the IFRIC 21, Levies. The new interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain.

This interpretation defines a levy as "a resource outflow involving future economic benefits that are imposed by governments on entities in accordance with the law". Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and penalties. The payments to governments for services or the acquisition of an asset under a contractual arrangement are also excluded. That is, the tax should be a non-reciprocal transfer to a government when the tax paying entity does not receive goods or services in return. For the purpose of interpretation, a "government" is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. When an entity acts as an agent of a government to collect a tax, the cash flows received from the agency are outside the scope of this interpretation. This interpretation identifies the event which gives rise to the obligation to recognize a liability, which is the payment of tax in accordance with the relevant legislation.

IFRIC 21 provides the following guidance on recognition of a liability to pay levies: (i) the liability is recognized progressively if the obligating event occurs over a period of time; (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. The interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014.

The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

ii.	New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of December 31, 2014.

At the end date of these financial statements new IFRS had been published as well as interpretations of these regulations by the SBIF that were not mandatory as of December 31, 2014. Though in some cases the IASB has allowed for their in advance adoption, the Bank has not done so up to said date.

1.	Accounting Regulations Issued by the SBIF

On December 30, 2014 the SBIF issued Circular 3.573 containing amendments to Chapters B-1, B-2 and E of the Compendium of Accounting Standards. The amendments establish a standardized method for measuring residential mortgage loans that will apply from 2016. Also it provides complementary information for loans and provisions that are in the impaired portfolio.

Consolidated Financial Statements December 2014 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2.	New and revised IFRS in issue but not yet effective:

IFRS 9 “Financial Instruments” (“IFRS 9”) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

Phase 1: Classification and measurement of financial assets and financial liabilities. Financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. The standard also introduces a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Phase 2: Impairment methodology. IFRS 9 fundamentally changes the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. It is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting. These requirements align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting. Dynamic hedging of open portfolios is being dealt with as a separate project and until such time as that project is complete, entities can choose between applying the hedge accounting requirements of IFRS 9 or to continue to apply the existing hedge accounting requirements in IAS 39. The revised hedge accounting requirements in IFRS 9 are applied prospectively.

The effective date of IFRS 9 is 1 January 2018. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. The impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 9 on these consolidated financial statements. IFRS 9 will not apply to the Financial Statements of the Bank as expressly stated by the SBIF until it states that this standard is obligatory for all banks.

IFRS 14, Regulatory Deferral Accounts -issued on January 30, 2014 the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopter of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous general accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income.

IFRS 14 is effective for an entity’s firs annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

IFRS 15, Revenue from Contracts with Customers - issued on May 28, 2014, the IASB has published its new standard, IFRS 15 Revenue from contracts with customers. At the same time, the Financial Accounting Standards Board (FASB) has published its equivalent revenue standard, ASU 2014-09.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers, i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity’s firs annual IFRS financial statements for periods beginning on or after 1 January 2017. Application of the Standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than 1 January 2016 must disclose this fact. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Accounting for Acquisitions of interests in Joint Operations (Amendments to IFRS 11) - issued on May 6, 2014 the IASB has issued “Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11)”, the amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

Consolidated Financial Statements December 2014 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11

•	disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38) - issued on May 12, 2014 the IASB has published “Clarification of Acceptable Methods of depreciation and amortization (amendments to IAS 16 and IAS 38)”. The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Equity Method in Separate Financial Statements (Amendments to IAS 27) - issued on August 12, 2014, the IASB has published “Equity Method in Separate Financial Statements (Amendments to IAS 27)”. The amendments reinstate the equity method as an accounting option for investments in subsidiaries, joint ventures and associates in an entity's separate financial statements.

The amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	at cost,

•	in accordance with IFRS 9 Financial Instruments (or IAS 39 Financial Instruments: Recognition and Measurement for entities that have not yet adopted IFRS 9), or

•	using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The accounting option must be applied by category of investments.

In addition to the amendments to IAS 27, there are consequential amendments to IAS 28 to avoid a potential conflict with IFRS 10 Consolidated Financial Statements and to IFRS 1 First-time Adoption of International Financial Reporting Standards.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted. The amendments are to be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The implementation of this amendment had no material impact on the consolidated financial statements of the Bank.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) - issued on September 11, 2014, the IASB has published 'Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)'. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

• require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations)

• require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Disclosure initiative (Amendments to IAS 1) - issued on December 18, 2014 the IASB added an initiative on disclosure to its work program in 2013 to complement the work being done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing Standards can be improved.

Consolidated Financial Statements December 2014 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28) - issued on December 18, 2014 the IASB has published 'Investment Entities: Applying the Consolidation Exception, Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted. The Bank’s management is assessing the potential impact of the adoption of these modifications.

Annual Improvements 2012-2014 Cycle

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, Changes in methods of disposal - Adds specific guidance in IFRS 5 for cases in which an entity reclassify an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

IFRS 7 Financial Instruments: Disclosures (with consequential amendments to IFRS 1), Servicing contracts - Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

IAS 19 Employee Benefits, Discount rate - Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level).

IAS 34 Interim Financial Reporting, Disclosure of information “elsewhere in the interim financial report” - Clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference

The Bank’s management is assessing the potential impact of the adoption of these modifications.

Consolidated Financial Statements December 2014 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 02

SIGNIFICANT EVENTS

As of December 31, 2014, the following significant events have occurred and affected the Bank`s operations and Consolidated Financial Statements.

a) The Board

In the Ordinary Board Meeting of Banco Santander Chile held on April 22, 2014, the Chairman of the Board, Mr. Mauricio Larraín Garcés, presented his resignation. In this session, Mr. Vittorio Corbo Lioi was designated as Chairman with Mr. Mauricio Larraín Garcés continuing to form part of the Board of Directors as a Director.

On September 3, 2014 the Superintendency of Banks and Financial Institutions was informed of the resignation of Carlos Olivos Marchant, who served as director. The President proposed that the Director Marco Colodro Hadjes replace Carlos Olivos as a member and chairman of the Audit Committee of Directors. This was approved unanimously by those present.

In the Ordinary Board Meeting dated September 23, 2014 the Board appointed Orlando Poblete Iturrate as the new director who until then had served as Alternate Director, therefore his previous position became vacant.

Use of Profits and Distribution of Dividends

The Shareholders’ Meeting of Banco Santander Chile held on April 22, 2014, was chaired by Mr. Vittorio Corbo Lioi (Chairman), and attended by Oscar von Chrismar Carvajal (First Vice President), Roberto Méndez Torres (Second Vice President), Víctor Arbulú Crousillat, the Directors: Marco Colodro Hadjes, Mauricio Larraín Garcés, Carlos Olivos Marchant, Lucía Santa Cruz Sutil, Juan Pedro Santa María Pérez, Lisandro Serrano Spoerer, Roberto Zahler Mayanz, Raimundo Monge Zegers (Alternate Director) and Orlando Poblete Iturrate (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

According to the information presented in aforementioned meeting, 2013 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$441,926 million. The Board approved the distribution of 60% of such net income, yielding a Ch$1.407 dividend per share, payable starting on April 23, 2014. Also, it was approved that the remaining 40% of the profits will be retained in the Bank’s reserves.

b) Taxation Reforms

On September 29, 2014 Law No. 20,780 was published in the Official Journal. This law amended the Chilean tax system, including Income Tax, Stamp Duty and Taxation Codes. Regarding the Income Tax Law, the key changes are:

•	Each company must formally elect to join a tax scheme. There are two alternative tax schemes under this law. The deadline for such election is the second half of 2016.

•	The schemes are:

-	Attributed system, reaching a tax rate of 25% in 2017. This system involves payment of taxes independent of withdrawals or distributions of profits.

-	Semi-Integrated System, reaching a tax rate of 27% in 2018. This system involves payment of taxes on the withdrawal or distribution of profits to shareholders. The corporate income tax paid on the profits distributed is creditable against the final taxes. Profits distributed are subject to withholding income tax of 35%, except for non-residents of Chile where a double taxation agreement exists between Chile and the foreign entity’s country of residence.

•	The current rate of 20% is changed to 21% for the year 2014, to 22.5% in 2015, 24% in 2016 and 25% in 2017 for the attributed system. If the semi-integrated system is chosen the rate for 2017 will be 25.5% eventually reaching 27% in 2018.

The Bank has estimated the effect of the tax reform using the Semi-Integrated System. A decision has not yet been subject to discussion by the Bank's shareholders. The estimated net effect of this reform is Ch$35,411 million, this has been recorded at December 31, 2014 in "Income taxes" in the Consolidated Statement of Income. This Ch$35,411 million consists of a higher tax of Ch$3,175 million for the current tax year and a lesser deferred tax expense of Ch$38,586 million (temporary asset differences).

Consolidated Financial Statements December 2014 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 02

SIGNIFICANT EVENTS, continued

c) Issuance of bonds - at December 31, 2014

In the year ended December 31, 2014 the Bank has issued senior bonds in the amount of CHF300,000,000, UF11,400,000, USD750,000,000, CLP75,000,000,000, AUD125,000,000 and JPY 27,300,000,000. Debt issuance information is included in Note 15.

c.1) Senior bonds

Series	Amount	Term	Issuance rate	Issuance date	Maturity date
Bond	CHF 300,000,000	3 years	1.00% per annum simple	01-31-2014	07-31-2017
Total	CHF 300,000,000
Bond	UF 2,000,000	5 years	3.5% per annum simple	02-21-2014	10-01-2018
Bond	UF 2,000,000	7 years	3.5% per annum simple	08-28-2014	01-01-2021
Bond	UF 2,400,000	10 years	3.40% biannually	10-29-2014	01-01-2024
Bond	UF 3,000,000	5 years	2.65% biannually	12-11-2014	07-01-2019
Bond	UF 2,000,000	10 years	3.00% biannually	12-16-2014	01-01-2024
Total	UF 11,400,000
Bond	CLP 25,000,000,000	5 years	6.2% per annum simple	02-22-2014	09-01-2018
Bond	CLP 50,000,000,000	5 years	5.50% per annum simple	11-22-2014	07-01-2019
Total	CLP 75,000,000,000
USD floating bond	USD 250,000,000	5 years	Libor (3 months)+75 bp	02-19-2014	02-19-2019
USD floating bond	USD 500,000,000	5 years	Libor (3 months)+90 bp	04-15-2014	04-11-2017
Total	USD 750,000,000
Bond	AUD 125,000,000	3 years	4.5% per annum simple	03-13-2014	03-13-2017
Total	AUD 125,000,000
JPY floating bond	JPY 6,600,000,000	3 years	Libor (3 months) +65 bp	04-24-2014	04-24-2017
JPY current bond 2017	JPY 2,000,000,000	3 years	0.72% per annum simple	04-24-2014	04-24-2017
JPY current bond 2019	JPY 18,700,000,000	5 years	0.97% per annum simple	04-24-2014	04-24-2019
Total	JPY 27,300,000,000

c.2) Subordinated bonds

As at December 31, 2014, the Bank had not issued subordinated bonds in this financial year.

c.3) Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2014:

Date	Series	Amount

02-21-2014	Senior bond	CLP	118,409,000,000
03-03-2014	Senior bond	UF	6,000,000

c.4) Mortgage bonds at December 1, 2014

As of December 31, 2014 the Bank has issued the following bonds:

Series	Currency	Amount	Term	Issuance rate	Issuance date	Maturity date
Bond	UF	1,500,000	18 years	3.20% biannually	01-09-2014	01-04-2032
Total	UF	1,500,000

Consolidated Financial Statements December 2014 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 02

SIGNIFICANT EVENTS, continued

d) Investments in Subsidiaries

d.1) Mergers and Acquisitions

Merger of Santander Servicios de Recaudación y Pagos Limitada

The Bank has effected its merger of the subsidiary Santander Servicios de Recaudación y Pagos Limitada through the transferof all the rights from Santander Corredora de Seguros Limitada to the Bank on May 01, 2014. Authorization was granted by the SBIF on March 26, 2014. This merger included the conversion of "Supercaja" branches to branches of the Bank and the transfer of rights held by Santander Corredora de Seguros Limitada to the Bank who now hold 100% of the rights, becoming the legal successor of that company.

Merger of Servicios de Cobranza Fiscalex Limitada

On August 01, 2014, the company Servicios de Cobranza Fiscalex Limited was acquired by Santander Gestión de Recaudación y Cobranza Limitada. Both companies were previously consolidated by the Bank, therefore no material effect should be observed in the Bank’s Consolidated Financial Statements.

d.2) Capital increase of Transbank S.A.

In the Transbank’s Shareholders’ Meeting held in June of the current year, it was agreed to capitalize retained earnings and increase the capital by approximately Ch$25,200 million. The Bank has participated in proportion to its ownership share (25%), resulting a contribution of approximately Ch$6,313 million to Transbank.

Consolidated Financial Statements December 2014 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS

The Bank manages and measures the performance of its operations by operating segment which function under three divisions. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

To achieve the strategic objectives adopted by management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered. Hence, this disclosure furnishes information on how the Bank is managed as of December 31, 2014. The information relating to 2013 has been prepared using the current criteria so that the figures presented are comparable.

The Bank has the following operating segments falling under each reportable segment header noted below:

Individuals

a.	Santander Banefe
Serves individuals with monthly incomes from Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This operating segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance brokerage.

b.	Commercial Banking
Serves individuals with monthly incomes over Ch$400,000. This operating segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage.

SME`s

Small companies are considered to be companies with annual sales less than Ch$1,200 million. This operating segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance brokerage.

Companies and Institutions

Companies

The Companies segment includes the Middle market, Real Estate and Large Corporations operating segments:

a.	Middle market

Companies with annual sales in excess of Ch$1,200 million but not more than Ch$10,000 million are included in this operating segment. The companies within this operating segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage.

b.	Real estate

This operating segment includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Consolidated Financial Statements December 2014 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS, continued

c.	Large Corporations

This operating segment is made up of companies with annual sales exceeding Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investment, savings products, mutual funds, and insurance.

Institutions

Serves institutions such as universities, government entities, local and regional governments. The institutions within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Global Banking and Markets

The Global Banking and Markets is comprised of:

a.	Corporate

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds, and insurance brokerage.

b.	Treasury

The Treasury provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global management functions, involving the parent company’s structural interest risk and liquidity risk. Liquidity risk is managed mainly through debt issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Consolidated Financial Statements December 2014 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS, continued

Below are the tables showing the Bank’s results by operating segment for the years ended December 31, 2014 and 2013 in addition to the corresponding balances of loans and accounts receivable from customers:

		As of December 31, 2014
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individuals	11,836,082	611,520	150,148	11,929	(166,296)	(395,621)	211,680
Santander Banefe	752,267	91,979	21,257	1,352	(46,410)	(44,657)	23,521
Commercial Banking	11,083,815	519,541	128,891	10,577	(119,886)	(350,964)	188,159
Small and mid-sized (SMEs)	3,354,840	269,483	47,011	6,529	(162,734)	(83,985)	76,304
Subtotal	15,190,922	881,003	197,159	18,458	(329,030)	(479,606)	287,984

Companies	5,053,974	185,699	26,958	15,687	(42,252)	(55,636)	130,456
Middle market	1,888,557	80,497	13,460	8,420	(24,741)	(31,225)	46,411
Large Corporations	2,138,226	72,303	8,798	6,734	(15,050)	(18,416)	54,369
Real estate	1,027,191	32,899	4,700	533	(2,461)	(5,995)	29,676
Institutions	390,895	33,608	2,447	655	(57)	(13,587)	23,066
Subtotal	5,444,869	219,307	29,405	16,342	(42,309)	(69,223)	153,522

Subtotal Commercial Banking	20,635,791	1,100,310	226,564	34,800	(371,339)	(548,829)	441,506

Global Banking and Markets	2,201,913	87,737	21,952	55,180	(3,086)	(41,944)	119,839
Corporate	2,201,913	72,747	21,188	1,169	(3,086)	(21,045)	70,973
Treasury	-	14,990	764	54,011	-	(20,899)	48,866
Other	54,945	129,057	(21,233)	30,909	(6)	2,564	141,291

Total	22,892,649	1,317,104	227,283	120,889	(374,431)	(588,209)	702,636

Other operating income							14,834
Other operating expenses and impairment							(117,772)
Income from investments in associates and other companies							2,165
Income tax expense							(45,552)
Net income for the year							556,311

(1) Corresponds to loans and accounts receivable from customers,, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2014 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 03

OPERATING SEGMENTS, continued

	As of December 31, 2013
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Individuals	10,474,663	604,979	141,717	8,731	(214,017)	(361,365)	180,045
Santander Banefe	730,979	99,161	23,289	1,613	(56,255)	(45,355)	22,453
Commercial Banking	9,743,684	505,818	118,428	7,118	(157,762)	(316,010)	157,592
Small and mid-sized (SMEs)	3,228,865	260,241	43,049	4,798	(101,541)	(74,472)	132,075
Subtotal	13,703,528	865,220	184,766	13,529	(315,558)	(435,837)	312,120

Companies	4,682,221	163,617	26,545	13,674	(32,209)	(51,182)	120,445
Middle market	1,757,977	74,227	14,153	7,457	(19,578)	(27,990)	48,269
Large Corporations	1,927,075	62,881	8,862	5,930	(8,262)	(17,330)	52,081
Real estate	997,169	26,509	3,530	287	(4,369)	(5,862)	20,095
Institutions	353,559	29,837	2,654	562	317	(11,635)	21,735
Subtotal	5,035,780	193,454	29,199	14,236	(31,892)	(62,817)	142,180

Subtotal Commercial Banking	18,739,308	1,058,674	213,965	27,765	(347,450)	(498,654)	454,300

Global Banking and Markets	2,268,440	72,659	17,432	42,393	(16,862)	(38,270)	77,352
Corporate	2,268,440	62,763	15,659	687	(16,862)	(18,806)	43,441
Treasury	-	9,896	1,773	41,706	-	(19,464)	33,911
Other	53,013	(54,571)	(1,561)	45,955	281	(20,685)	(30,581)

Total	21,060,761	1,076,762	229,836	116,113	(364,031)	(557,609)	501,071

Other operating income							20,508
Other operating expenses and impairment							(62,595)
Income from investments in associates and other companies							79,544
Income tax expense							(94,467)
Net income for the year							444,061

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2014 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2014 MCh$	2013 MCh$

Cash and deposits in banks
Cash	594,979	551,136
Deposits in the Central Bank of Chile	167,444	797,363
Deposits in domestic banks	50	81
Deposits in foreign banks	846,415	223,230
Subtotals – Cash and deposits in banks	1,608,888	1,571,810

Cash in process of collection, net	250,114	327,698

Cash and cash equivalents	1,859,002	1,899,508

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month in accordance with the regulations governing minimum reserves.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	261,758	289,723
Funds receivable	269,615	314,354
Subtotal	531,373	604,077
Liabilities
Funds payable	281,259	276,379
Subtotal	281,259	276,379

Cash in process of collection, net	250,114	327,698

Consolidated Financial Statements December 2014 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	270,004	75,577
Chilean Central Bank Notes	-	100
Other Chilean Central Bank and Government securities	461,340	189,962
Subtotal	731,344	265,639

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	10,042
Chilean corporate bonds	36,339	2,229
Other Chilean securities	-	-
Subtotal	36,339	12,271

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	7,132	9,657
Funds managed by others	-	-
Subtotal	7,132	9,657

Total	774,815	287,567

As of December 31, 2014 and 2013, there are no securities sold under repurchase agreements to clients and financial institutions.

Consolidated Financial Statements December 2014 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2014 and 2013, rights associated with instruments acquired under contracts to resell are as follows:

As of December 31,
	2014				2013
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Government and the Chilean Central Bank	-	-	-	-	17,469	-	-	17,469
Subtotal	-	-	-	-	17,469	-	-	17,469
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign government or central banks securities central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	- -	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	-	-	-	-	17,469	-	-	17,469

Consolidated Financial Statements December 2014 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2014 and 2013, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2014				2013
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	105,702	-	-	105,702	66,937	-	-	66,937
Chilean Central Bank Notes	153	-	-	153	22	-	-	22
Other securities from the Government and the Chilean Central Bank	10,644	-	-	10,644	23,879	-	-	23,879
Subtotal	116,499	-	-	116,499	90,838	-	-	90,838
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	275,285	342	-	275,627	112,743	5,391	-	118,134
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	275,285	342	-	275,627	112,743	5,391	-	118,134
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	391,784	342	-	392,126	203,581	5,391	-	208,972

Consolidated Financial Statements December 2014 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2014 and 2013, valued at fair value:

	As of December 31,
	2014			2013
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	105,680	-	105,680	66,933	-	66,933
Chilean Central Bank Notes	153	-	153	22	-	22
Other securities from the Government and the Chilean Central Bank	10,642	-	10,642	23,863	-	23,863
Subtotal	116,475	-	116,475	90,818	-	90,818
Other Chilean securities:
Time deposits in Chilean financial institutions	275,675	-	275,675	118,195	-	118,195
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	275,675	-	275,675	118,195	-	118,195
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	392,150	-	392,150	209,013	-	209,013

Consolidated Financial Statements December 2014 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2014 and 2013 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2014
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	97,812	846,168	668,166	1,612,146	9,821	2,540
Cross currency swaps	-	193,704	694,852	888,556	110,448	7,997
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	97,812	1,039,872	1,363,018	2,500,702	120,269	10,537

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	11,329	850,555	1,727,283	2,589,167	131,880	21,996
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	11,329	850,555	1,727,283	2,589,167	131,880	21,996

Trading derivatives
Currency forwards	8,740,802	20,156,612	2,155,381	31,052,795	342,726	277,789
Interest rate swaps	1,675,560	16,147,587	37,838,280	55,661,427	518,392	485,798
Cross currency swaps	524,274	4,395,731	19,028,968	23,948,973	1,609,197	1,761,196
Call currency options	160,560	89,701	-	250,261	1,587	2,597
Call interest rate options	-	-	103,474	103,474	795	633
Put currency options	153,999	157,757	34,491	346,247	2,575	485
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	258,425	-	-	258,425	142	353
Subtotal	11,513,620	40,947,388	59,160,594	111,621,602	2,475,414	2,528,851

Total	11,622,761	42,837,815	62,250,895	116,711,471	2,727,563	2,561,384

Consolidated Financial Statements December 2014 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2013
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	55,000	375,599	430,599	9,951	1,020
Cross currency swaps	-	233,824	899,293	1,133,117	63,528	1,754
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	288,824	1,274,892	1,563,716	73,479	2,774

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	522,451	937,529	661,676	2,121,656	60,453	13,927
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	522,451	937,529	661,676	2,121,656	60,453	13,927

Trading derivatives
Currency forwards	14,972,304	9,801,554	1,749,378	26,523,236	198,130	188,745
Interest rate swaps	4,526,349	11,332,697	25,005,852	40,864,898	241,528	243,326
Cross currency swaps	1,634,855	3,927,402	14,246,746	19,809,003	915,099	847,821
Call currency options	443,944	42,805	5,557	492,306	1,327	2,403
Call interest rate options	-	7,031	-	7,031	-	-
Put currency options	428,638	38,450	2,936	470,024	3,831	1,108
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	54,777	-	-	54,777	171	5
Subtotal	22,060,867	25,149,939	41,010,469	88,221,275	1,360,086	1,283,408

Total	22,583,318	26,376,292	42,947,037	91,906,647	1,494,018	1,300,109

Consolidated Financial Statements December 2014 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedges:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2014 and 2013, classified by term to maturity:

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loans	-	-	-	-	-
Available for sale investments
Yankee bonds	-	-	-	-	-
Mortgage financing bonds	-	-	-	3,291	3,291
Treasury bonds (BTP)	-	20,000	135,000	20,000	175,000
Central bank bonds (BCP)	-	28,000	13,000	147,500	188,500
Time deposits and other demand liabilities
Time deposits	761,481	33,000	-	-	794,481
Issued debt instruments
Senior bonds	376,203	261,437	286,792	414,998	1,339,430
Subordinated bonds	-	-	-	-	-
Interbank borrowings
Interbank loans	-	-	-	-	-
Total	1,137,684	342,437	434,792	585,789	2,500,702
Hedging instrument
Cross currency swaps	955,185	342,437	434,792	464,123	2,196,537
Interest rate swaps	182,499	-	-	121,666	304,165
Total	1,137,684	342,437	434,792	585,789	2,500,702

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loans	12,213	-	-	-	12,213
Available for sale investments
Yankee bonds	-	-	-	28,308	28,308
Mortgage financing bonds	-	-	-	3,652	3,652
Time deposits and other demand liabilities
Time deposits	55,000	-	-	27,971	82,971
Issued debt instruments
Senior bonds	-	335,805	109,497	769,659	1,214,961
Subordinated bonds	104,840	-	-	-	104,840
Interbank borrowings
Interbank loans	116,771	-	-	-	116,771
Total	288,824	335,805	109,497	829,590	1,563,716
Hedging instrument
Cross currency swaps	233,824	178,545	109,497	611,251	1,133,117
Interest rate swaps	55,000	157,260	-	218,339	430,599
Total	288,824	335,805	109,497	829,590	1,563,716

Consolidated Financial Statements December 2014 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the notional amount of the hedged items as of December 31, 2014 and 2013, and the period when the cash flows will be generated:

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	10,078	78,927	-	-	89,005
Available for sale investments
Yankee bond	-	-	-	287,078	287,078
Chilean Central Bank bonds	11,448	11,509	-	-	22,957
Time deposits	289,819	-	-	-	289,819
Issued debt instruments
Senior bonds (variable rate)	-	882,875	152,083	-	1,034,958
Senior bonds (fixed rate)	-	-	-	-	-
Interbank borrowings
Interbank loans	550,539	314,811	-	-	865,350
Total	861,884	1,288,122	152,083	287,078	2,589,167
Hedging instrument
Cross currency swaps	861,884	1,288,122	152,083	287,078	2,589,167
Total	861,884	1,288,122	152,083	287,078	2,589,167

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loan	21,623	69,502	-	-	91,125
Available for sale investments
Yankee bond	-	-	-	118,577	118,577
Chilean Central Bank bonds	-	22,958	-	18,084	41,042
Time deposits	379,331	11,328	-	-	390,659
Issued debt instruments
Senior bonds (variable rate)	288,310	102,062	219,567	-	609,939
Senior bonds (fixed rate)	43,189	-	-	-	43,189
Interbank borrowings
Interbank loans	727,527	99,598	-	-	827,125
Total	1,459,980	305,448	219,567	136,661	2,121,656
Hedging instrument
Cross currency swaps	1,459,980	305,448	219,567	136,661	2,121,656
Total	1,459,980	305,448	219,567	136,661	2,121,656

Consolidated Financial Statements December 2014 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,834	26,763	10,039	5,449	65,085
Outflows	(27,361)	(19,007)	(2,186)	-	(48,554)
Net flows	(4,527)	7,756	7,853	5,449	16,531

Hedging instrument
Inflows	27,361	19,007	2,186	-	48,554
Outflows (*)	(22,834)	(26,763)	(10,039)	(5,449)	(65,085)
Net flows	4,527	(7,756)	(7,853)	(5,449)	(16,531)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	21,532	10,870	4,102	1,614	38,118
Outflows	(12,180)	(10,667)	(6,107)	-	(28,954)
Net flows	9,352	203	(2,005)	1,614	9,164

Hedging instrument
Inflows	12,180	10,667	6,107	-	28,954
Outflows (*)	(21,532)	(10,870)	(4,102)	(1,614)	(38,118)
Net flows	(9,352)	(203)	2,005	(1,614)	(9,164)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Financial Statements December 2014 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of December 31, 2014
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	62,551	39,579	-	-	102,130
Outflows	-	-	-	-	-
Net flows	62,551	39,579	-	-	102,130

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(62,551)	(39,579)	-	-	(102,130)
Net flows	(62,551)	(39,579)	-	-	(102,130)

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	104,730	10,861	-	-	115,591
Outflows	(425)	(927)	(1,783)	(1,709)	(4,844)
Net flows	104,305	9,934	(1,783)	(1,709)	110,747

Hedging instrument
Inflows	425	927	1,783	1,709	4,844
Outflows	(104,730)	(10,861)	-	-	(115,591)
Net flows	(104,305)	(9,934)	1,783	1,709	(110,747)

b.3) Forecasted cash flows for exchange rate risk:

	As of December 31, 2013
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	-	-	-	-	-
Outflows	(64,772)	-	-	-	(64,772)
Net flows	(64,772)	-	-	-	(64,772)

Hedging instrument
Inflows	64,772	-	-	-	64,772
Outflows	-	-	-	-	-
Net flows	64,772	-	-	-	64,772

Consolidated Financial Statements December 2014 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2014 and 2013, and is as follows:

	As of December 31,
Hedged item	2014	2013
	MCh$	MCh$

Interbank loans	4,208	(3,809)
Issued debt instruments	5,981	(723)
Available for sale investments	(726)	(3,744)
Loans and accounts receivable from customers	1,262	19
Net flows	10,725	(8,257)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of December 31, 2014 and 2013, Ch$2,348 million and Ch$152 million respectively, were recognized in income.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Bond hedging derivatives	(16)	(33)
Interbank loans hedging derivatives	446	1,550

Cash flow hedge net income (*)	430	1,517

(*) See Note 23 - Equity, letter d)

e)	Net investment hedges in foreign operations:

As of December 31, 2014 and 2013, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Consolidated Financial Statements December 2014 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 08

INTERBANK LOANS

a)	As of December 31, 2014 and 2013, balances of “Interbank loans” are as follows:

As of December 31,
	2014	2013
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	44	66
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign Interbank Loans
Interbank loans - Foreign	11,899	125,383
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(25)	(54)

Total	11,918	125,395

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of December 31,
	2014			2013
	Domestic banks MCh$	Foreign banks MCh$	Total MCh$	Domestic banks MCh$	Foreign banks MCh$	Total MCh$

Balance as of January 1	-	54	54	-	46	46
Charge-offs	-	-	-	-	-	-
Provisions established	-	60	60	-	127	127
Provisions released	-	(89)	(89)	-	(119)	(119)

Total	-	25	25	-	54	54

Consolidated Financial Statements December 2014 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2014 and 2013, the composition of the loan portfolio is as follows:

As of December 31, 2014	Assets before allowances				Allowances established
	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	7,523,582	234,524	566,843	8,324,949	139,628	139,446	279,074	8,045,875
Foreign trade loans	1,644,096	72,213	69,923	1,786,232	59,754	1,278	61,032	1,725,200
Checking accounts debtors	248,471	6,376	11,384	266,231	3,823	6,457	10,280	255,951
Factoring transactions	322,337	2,482	3,022	327,841	4,459	725	5,184	322,657
Leasing transactions	1,346,867	82,299	60,218	1,489,384	18,264	6,763	25,027	1,464,357
Other loans and account receivable	113,156	717	21,790	135,663	6,376	11,028	17,404	118,259
Subtotal	11,198,509	398,611	733,180	12,330,300	232,304	165,697	398,001	11,932,299

Mortgage loans
Loans with mortgage finance bonds	55,040	-	2,316	57,356	-	353	353	57,003
Mortgage mutual loans	113,741	-	2,409	116,150	-	552	552	115,598
Other mortgage mutual loans	6,092,647	-	365,878	6,458,525	-	47,839	47,839	6,410,686
Subtotal	6,261,428	-	370,603	6,632,031	-	48,744	48,744	6,583,287

Consumer loans
Installment consumer loans	1,989,755	-	331,020	2,320,775	-	201,931	201,931	2,118,844
Credit card balances	1,335,268	-	27,319	1,362,587	-	44,050	44,050	1,318,537
Leasing transactions	5,187	-	83	5,270	-	80	80	5,190
Other consumer loans	224,681	-	5,062	229,743	-	7,962	7,962	221,781
Subtotal	3,554,891	-	363,484	3,918,375	-	254,023	254,023	3,664,352

Total	21,014,828	398,611	1,467,267	22,880,706	232,304	468,464	700,768	22,179,938

Consolidated Financial Statements December 2014 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

As of December 31, 2013	Assets before allowances				Allowances established
	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,993,770	246,661	557,251	7,797,682	123,354	81,478	204,832	7,592,850
Foreign trade loans	1,731,328	47,164	61,842	1,840,334	50,574	878	51,452	1,788,882
Checking accounts debtors	264,957	3,176	11,524	279,657	3,513	4,755	8,268	271,389
Factoring transactions	310,228	2,613	3,273	316,114	4,305	617	4,922	311,192
Leasing transactions	1,235,369	73,819	40,626	1,349,814	13,739	5,016	18,755	1,331,059
Other loans and account receivable	99,524	617	18,510	118,651	4,745	7,426	12,171	106,480
Subtotal	10,635,176	374,050	693,026	11,702,252	200,230	100,170	300,400	11,401,852

Mortgage loans
Loans with mortgage finance bonds	69,273	-	3,024	72,297	-	470	470	71,827
Mortgage mutual loans	69,742	-	2,091	71,833	-	380	380	71,453
Other mortgage mutual loans	5,163,396	-	318,286	5,481,682	-	42,456	42,456	5,439,226
Subtotal	5,302,411	-	323,401	5,625,812	-	43,306	43,306	5,582,506

Consumer loans
Installment consumer loans	1,847,289	-	320,832	2,168,121	-	221,723	221,723	1,946,398
Credit card balances	1,212,134	-	23,747	1,235,881	-	37,300	37,300	1,198,581
Leasing transactions	3,383	-	68	3,451	-	68	68	3,383
Other consumer loans	195,030	-	4,765	199,795	-	5,494	5,494	194,301
Subtotal	3,257,836	-	349,412	3,607,248	-	264,585	264,585	3,342,663

Total	19,195,423	374,050	1,365,839	20,935,312	200,230	408,061	608,291	20,327,021

Consolidated Financial Statements December 2014 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2014 and 2013 the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31,		As of December 31,		As of December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,126,268	1,216,914	-	-	1,126,268	1,216,914	4.92	5.78
Mining	428,847	464,865	-	-	428,847	464,865	1.87	2.21
Electricity, gas, and water	567,548	222,110	-	-	567,548	222,110	2.48	1.05
Agriculture and livestock	871,247	806,092	-	-	871,247	806,092	3.81	3.83
Forest	98,039	183,716	-	-	98,039	183,716	0.43	0.87
Fishing	256,818	265,917	-	-	256,818	265,917	1.12	1.26
Transport	758,339	721,931	-	-	758,339	721,931	3.31	3.43
Communications	167,004	249,499	-	-	167,004	249,499	0.73	1.18
Construction	1,365,841	1,337,791	-	-	1,365,841	1,337,791	5.97	6.35
Commerce	2,773,410	2,578,979	11,899	125,383	2,785,309	2,704,362	12.17	12.84
Services	469,141	447,861	-	-	469,141	447,861	2.05	2.13
Other	3,447,842	3,206,643	-	-	3,447,842	3,206,643	15.06	15.23

Subtotal	12,330,344	11,702,318	11,899	125,383	12,342,243	11,827,701	53.92	56.16

Mortgage loans	6,632,031	5,625,812	-	-	6,632,031	5,625,812	28.97	26.71

Consumer loans	3,918,375	3,607,248	-	-	3,918,375	3,607,248	17.11	17.13

Total	22,880,750	20,935,378	11,899	125,383	22,892,649	21,060,761	100.00	100.00

(*)	Includes domestic interbank loans for Ch$44 million as of December 31, 2014 (Ch$66 million as of December 31, 2013), see Note 8.

(**)	Includes foreign interbank loans for Ch$11,899 million as of December 31, 2014 (Ch$125,383 million as of December 31, 2013), see Note 8.

Consolidated Financial Statements December 2014 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

c)	Impaired Portfolio

i)	As of December 31, 2014 and 2013, the impaired portfolio is as follows:

	As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	420,038	-	-	420,038	317,534	-	-	317,534
Non-performing loans (collectively evaluated)	367,791	179,417	97,119	644,327	364,890	155,688	92,723	613,301
Other impaired portfolio	95,335	191,186	266,365	552,886	122,464	167,713	256,689	546,866
Total	883,164	370,603	363,484	1,617,251	804,888	323,401	349,412	1,477,701

ii)	The impaired portfolio with or without guarantee as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	408,759	341,860	48,133	798,752	385,712	302,219	49,051	736,982
Unsecured debt	474,405	28,743	315,351	818,499	419,176	21,182	300,361	740,719
Total	883,164	370,603	363,484	1,617,251	804,888	323,401	349,412	1,477,701

iii)	The portfolio of non-performing loans as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014				2013
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	130,999	157,608	8,292	296,899	151,494	136,768	7,241	295,503
Unsecured debt	236,792	21,809	88,827	347,428	213,396	18,920	85,482	317,798
Total	367,791	179,417	97,119	644,327	364,890	155,688	92,723	613,301

Consolidated Financial Statements December 2014 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

d)	Allowances

The changes in allowance balances during 2014 and 2013 are as follows:

Activity during 2014	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2014	200,230	100,170	43,306	264,585	608,291
Allowances established	74,839	99,648	14,959	129,410	318,856
Allowances released	(15,903)	(7,127)	(6,561)	(38,275)	(67,866)
Allowances released due to charge-off	(26,862)	(26,994)	(2,960)	(101,697)	(158,513)
Balances as of December 31, 2014	232,304	165,697	48,744	254,023	700,768

Activity during 2013	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2013	154,935	95,938	35,990	263,259	550,122
Allowances established	85,628	36,724	21,314	155,921	299,587
Allowances released	(22,014)	(11,151)	(9,216)	(35,482)	(77,863)
Allowances released due to charge-off	(18,319)	(21,341)	(4,782)	(119,113)	(163,555)
Balances as of December 31, 2013	200,230	100,170	43,306	264,585	608,291

In addition to credit risk allowances, there are allowances held for:

ii)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications as set by Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of December 31, 2014 and 2013 are Ch$155 million and Ch$470 million, respectively. These are presented in Note 20 "Provisions" in the liabilities of the Consolidated Statement of Financial Position.

iii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of December 31, 2014 and 2013 are Ch$16,036 million and Ch$18,767 million, respectively and are presented in Note 20 "Provisions" in the liabilities of the Consolidated Statement of Financial Position.

i.	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31,
	2014	2013
	MCh$	MCh$

Customers loans	318,856	299,587
Interbank loans	60	127
Total	318,916	299,714

Consolidated Financial Statements December 2014 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

ii.	Portfolio by its Impaired and non-impaired status.

	As of December 31, 2014
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	11,225,561	5,959,902	3,361,922	20,547,385	374,317	129,185	160,292	663,794	11,599,878	6,089,087	3,522,214	21,211,179
Overdue for 1-29 days	136,012	94,212	116,315	346,539	38,909	18,164	53,921	110,994	174,921	112,376	170,236	457,533
Overdue for 30-89 days	85,562	207,314	76,654	369,530	107,093	51,435	60,676	219,204	192,655	258,749	137,330	588,734
Overdue for 90 days or more	-	-	-	-	362,846	171,819	88,595	623,260	362,846	171,819	88,595	623,260

Total portfolio before allowances	11,447,135	6,261,428	3,554,891	21,263,454	883,165	370,603	363,484	1,617,252	12,330,300	6,632,031	3,918,375	22,880,706

Overdue loans (less than 90 days) presented as portfolio percentage	1.94%	4.82%	5.43%	3.37%	16.53%	18.78%	31.53%	20.42%	2.98%	5.60%	7.85%	4.57%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	41.08%	46.36%	24.37%	38.54%	2.94%	2.59%	2.26%	2.72%

Consolidated Financial Statements December 2014 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

iii.	Portfolio by its Impaired and non-impaired status, continued.

	As of December 31, 2013
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	10,665,404	5,017,319	3,071,977	18,754,700	335,382	102,214	151,804	589,400	11,000,786	5,119,533	3,223,781	19,344,100
Overdue for 1-29 days	142,613	103,335	122,088	368,036	34,715	23,111	57,693	115,519	177,328	126,446	179,781	483,555
Overdue for 30-89 days	89,347	181,757	63,771	334,875	74,863	51,143	54,202	180,208	164,210	232,900	117,973	515,083
Overdue for 90 days or more	-	-	-	-	359,928	146,933	85,713	592,574	359,928	146,933	85,713	592,574

Total portfolio before allowances	10,897,364	5,302,411	3,257,836	19,457,611	804,888	323,401	349,412	1,477,701	11,702,252	5,625,812	3,607,248	20,935,312

Overdue loans (less than 90 days) presented as portfolio percentage	2.13%	5.38%	5.70%	3.61%	13.61%	22.96%	32.02%	20.01%	2.92%	6.39%	8.25%	4.77%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	44.72%	45.43%	24.53%	40.10%	3.08%	2.61%	2.38%	2.83%

Consolidated Financial Statements December 2014 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2014 and 2013, detail of instruments deemed as available for sale investments is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	381,117	364,821
Chilean Central Bank Notes	384	1,078
Other Chilean Central Bank and Government securities	353,419	146,295
Subtotal	734,920	512,194
Other Chilean securities
Time deposits in Chilean financial institutions	590,382	1,011,354
Mortgage finance bonds of Chilean financial institutions	31,693	33,856
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	622,075	1,045,210
Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	294,603	143,589
Subtotal	294,603	143,589

Total	1,651,598	1,700,993

As of December 31, 2014 and 2013, the line item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$116,464 million and Ch$90,818 million, respectively.

As of December 31, 2014 and 2013, the line item Other National Institutions Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$275,650 million and Ch$118,195 million, respectively.

As of December 31, 2014 available for sale investments included a net unrealized profit of Ch$21,684 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$21,680 million attributable to Bank shareholders and a profit of Ch$4 million attributable to non-controlling interest.

As of December 31, 2013 available for sale investments included a net unrealized loss of Ch$840 million, recorded as a “Valuation adjustment” in Equity, distributed between a loss of Ch$802 million attributable to Bank shareholders and a profit of Ch$38 million attributable to non-controlling interest.

Consolidated Financial Statements December 2014 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2014, 2013 and 2012, are as follows:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Sale of available for sale investments generating realized profits	2,064,836	3,826,358
Realized profits	6,079	9,326
Sale of available for sale investments generating realized losses	92,620	388,401
Realized losses	64	1,098

The Bank evaluated those instruments with unrealized losses as of December 31, 2014 and 2013 and concluded they were only temporary impairments. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged decline in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2014 and 2013, were not in a continuous unrealized loss position for more than one year.

Consolidated Financial Statements December 2014 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments unrealized profit and loss, as of December 31, 2014 and 2013.

As of December 31, 2014:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	370,858	381,117	10,297	(38)	-	-	-	-	370,858	381,117	10,297	(38)
Chilean Central Bank Notes	385	384	-	(1)	-	-	-	-	385	384	-	(1)
Other Chilean Central Bank and Government securities	343,847	353,419	9,572	-	-	-	-	-	343,847	353,419	9,572	-
Subtotal	715,090	734,920	19,869	(39)	-	-	-	-	715,090	734,920	19,869	(39)

Other Chilean securities
Time deposits in Chilean financial institutions	592,398	590,382	600	(2,616)	-	-	-	-	592,398	590,382	600	(2,616)
Mortgage finance bonds of Chilean financial institutions	31,693	31,693	218	(218)	-	-	-	-	31,693	31,693	218	(218)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	624,091	622,075	818	(2,834)	-	-	-	-	624,091	622,075	818	(2,834)

Foreign financial securities
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	290,733	294,603	3,870	-	-	-	-	-	290,733	294,603	3,870	-
Subtotal	290,733	294,603	3,870	-	-	-	-	-	290,733	294,603	3,870	-

Total	1,629,914	1,651,598	24,557	(2,873)	-	-	-	-	1,629,914	1,651,598	24,557	(2,873)

Consolidated Financial Statements December 2014 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments unrealized profit and loss, as of December 31, 2014 and 2013, continued.

As of December 31, 2013:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	363,708	364,821	1,708	(595)	-	-	-	-	363,708	364,821	1,708	(595)
Chilean Central Bank Notes	1,088	1,078	-	(10)	-	-	-	-	1,088	1,078	-	(10)
Other Chilean Central Bank and Government securities	145,870	146,295	596	(171)	-	-	-	-	145,870	146,295	596	(171)
Subtotal	510,666	512,194	2,304	(776)	-	-	-	-	510,666	512,194	2,304	(776)

Other Chilean securities					-	-	-	-
Time deposits in Chilean financial institutions	1,009,661	1,011,354	1,811	(118)	-	-	-	-	1,009,661	1,011,354	1,811	(118)
Mortgage finance bonds of Chilean financial institutions	34,154	33,856	108	(406)	-	-	-	-	34,154	33,856	108	(406)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotals	1,043,815	1,045,210	1,919	(524)	-	-	-	-	1,043,815	1,045,210	1,919	(524)

Foreign financial securities
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	145,672	143,589	-	(2,083)	-	-	-	-	145,672	143,589	-	(2,083)
Subtotal	145,672	143,589	-	(2,083)					145,672	143,589	-	(2,083)

Total	1,700,153	1,700,993	4,223	(3,383)	-	-	-	-	1,700,153	1,700,993	4,223	(3,383)

Consolidated Financial Statements December 2014 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$17,914 million as of December 31, 2014, and Ch$9,681 million, as of December 31, 2013, as shown in the following table:

			Investment
	Ownership interest		Investment value		Profit and loss for the years
	As of December 31,		As of December 31,		ended December 31,
	2014	2013	2014	2013	2014	2013
	%	%	MCh$	MCh$	MCh$	MCh$
Company
Redbanc S.A.	33.43	33.43	1,725	1,513	211	139
Transbank S.A. (1)	25.00	25.00	8,646	1,309	1,022	9
Centro de Compensación Automatizado	33.33	33.33	894	673	220	125
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.28	745	585	170	112
Cámara de Compensación de Alto Valor S.A.	14.14	14.14	709	673	107	63
Administrador Financiero del Transantiago S.A.	20.00	20.00	2,229	1,947	282	732
Sociedad Nexus S.A.	12.90	12.90	1,123	972	195	145
Servicios de Infraestructura de Mercado OTC S.A. (3)	11.11	11.11	1,258	1,424	(172)	(16)
Subtotal			17,329	9,096	2,035	1,309
Shares or rights in other companies
Bladex			136	136	20	16
Bolsas de Comercio			425	417	110	97
Others			24	32	-	-
Subtotal			17,914	9,681	2,165	1,422
Sale of Santander Asset Management S.A.
Administradora General de Fondos (2)			-	-	-	78,122
Total			17,914	9,681	2,165	79,544

(1)	In the Transbank’s Shareholders’ Meeting held in June 3, 2014, it was agreed to capitalize retained earnings and increase the capital by approximately Ch$25,200 million. The Bank has participated in proportion to its ownership share (25%), resulting in a contribution of approximately Ch$6,313 million to Transbank.

(2) In December 2013, Santander Asset Management S.A. Administradora General de Fondos was sold for Ch$ $90,281 million, generating an income of Ch$78,122 million, which was recognized with the income from associates which amounted to Ch$79.544 million at December 31, 2013.

(3) In July 2013, Banco Santander acquired 1,111 shares in the company "Servicios de Infraestructura de Mercado OTC S.A." for Ch$1,440 million,

b)	The investments in associates and other companies do not have a market price.

c)	Summary of financial information of associates as of and for the years ended December 31, 2014 and 2013:

	As of December 31
	2014				2013
				Net				Net
	Assets	Liabilities	Equity	income	Assets	Liabilities	Equity	income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	3,731	1,117	1,953	661	2,994	1,012	1,606	376
Redbanc S.A.	19,215	14,246	4,336	633	18,023	13,622	3,984	417
Transbank S.A.	535,507	501,330	30,088	4,089	483,004	477,772	5,196	36
Sociedad Interbancaria de Depósito de Valores S.A.	2,715	314	1,863	538	2,113	20	1,711	382
Sociedad Nexus S.A.	14,438	6,185	6,745	1,508	13,309	6,112	6,075	1,122
Servicios de Infraestructura de Mercado OTC S.A.	12,001	1,094	12,603	(1,696)	14,608	3,188	11,560	(140)
Administrador Financiero del Transantiago S.A.	70,302	59,157	9,737	1,408	63,981	54,244	6,076	3,661
Cámara de Compensación de Alto Valor S.A.	5,278	636	3,901	741	5,435	906	4,085	444
Total	663,187	584,079	71,226	7,882	603,467	556,876	40,293	6,298

Consolidated Financial Statements December 2014 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

d)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

e)	Activity with respect to investments in other companies during 2014 and 2013 is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Opening balance as of January 1,	9,681	7,614
Acquisition of investments (1)	6,313	1,440
Sale of investments	-	-
Participation in income	2,165	1,422
Dividends received	(119)	(663)
Other equity adjustments	(126)	(132)

Total	17,914	9,681

(1)	See reference (1) of part a) of this note.

Consolidated Financial Statements December 2014 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 12

INTANGIBLE ASSETS

a)	As of December 31, 2014 and 2013, the composition of intangible assets is as follows:

				As of December 31, 2014
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2013	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,197	10,441	(8,435)	2,006
Software development (acquired)	3	2	64,506	232,418	(193,441)	38,977

Total			66,703	242,859	(201,876)	40,983

				As of December 31, 2013
	Years of useful life	Average remaining useful life	Net opening balance as of January 1, 2013	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,621	9,955	(7,758)	2,197
Software development (acquired)	3	2	84,726	242,023	(177,517)	64,506

Total			87,347	251,978	(185,275)	66,703

b)	The changes in the value of intangible assets during the periods ended December 31, 2014 and December 2013 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	9,955	242,023	251,978
Acquisitions	486	26,951	27,437
Disposals and Impairment	-	(36,556)	(36,556)
Other	-	-	-
Balances as of December 31, 2014	10,441	232,418	242,859

Balances as of January 1, 2013	9,329	224,671	234,000
Acquisitions	626	17,774	18,400
Disposals and Impairment	-	-	-
Other	-	(422)	(422)
Balances as of December 31, 2013	9,955	242,023	251,978

Consolidated Financial Statements December 2014 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 12

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(7,758)	(177,517)	(185,275)
Year’s amortization	(677)	(15,924)	(16,601)
Other changes	-	-	-
Balances as of December 31, 2014	(8,435)	(193,441)	(201,876)

Balances as of January 1, 2013	(6,708)	(139,945)	(146,653)
Year’s amortization	(1,050)	(37,572)	(38,622)
Other changes	-	-	-
Balances as of December 31, 2013	(7,758)	(177,517)	(185,275)

c)	The Bank has no restriction on intangible assets as of December 31, 2014 and 2013. Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to intangible assets as of those dates.

Consolidated Financial Statements December 2014 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2014 and 2013, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2014
	Net opening balance as of January 1, 2014	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	128,119	209,668	(67,072)	142,596
Equipment	38,841	108,416	(59,316)	49,100
Ceded under operating leases	4,329	4,888	(638)	4,250
Other	8,926	43,499	(27,884)	15,615
Total	180,215	366,471	(154,910)	211,561

		As of December 31, 2013
	Net opening balance as of January 1, 2013	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	119,853	184,711	(56,592)	128,119
Equipment	28,625	85,857	(47,016)	38,841
Ceded under operating leases	4,507	4,888	(559)	4,329
Other	9,229	32,207	(23,281)	8,926
Total	162,214	307,663	(127,448)	180,215

b)	The activity in property, plant, and equipment as of December 31, 2014 and 2013 is as follows:

b.1) Gross balance

2014	Land and buildings	Equipment	Ceded under operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	184,711	85,857	4,888	32,207	307,663
Additions	24,957	22,785	-	11,346	59,088
Disposals	-	(118)	-	(54)	(172)
Impairment due to damage (*)	-	(108)	-	-	(108)
Other	-	-	-	-	-
Balances as of December 31, 2014	209,668	108,416	4,888	43,499	366,471

(*)	Banco Santander Chile recognized an impairment of Ch$108 million on its financial statements as of December 31, 2014 due to damages to ATMs. Compensation received from insurance totaled Ch$661 million, which is presented within Other operating income and expenses (see Note 34).

Consolidated Financial Statements December 2014 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	167,241	66,170	4,996	28,957	267,364
Additions	17,470	20,171	-	3,148	40,789
Disposals	-	(240)	(108)	-	(348)
Impairment due to damage (*)	-	(244)	-	-	(244)
Other	-	-	-	102	102
Balances as of December 31, 2013	184,711	85,857	4,888	32,207	307,663

(*) Banco Santander Chile recognized an impairment of Ch$244 million on its financial statements as of December 31, 2013 due to damages to ATMs. Compensation received from insurance totaled Ch$725 million, which is presented within Other operating income and expenses (see Note 34).

b.2) Accumulated depreciation

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
2014	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(56,592)	(47,016)	(559)	(23,281)	(127,448)
Depreciation charges in the period	(10,483)	(12,331)	(79)	(4,678)	(27,571)
Sales and disposals in the period	2	31	-	76	109
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2014	(67,073)	(59,316)	(638)	(27,883)	(154,910)

	Land and buildings	Equipment	Ceded under operating leases	Other	Total
2013	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(47,388)	(37,545)	(489)	(19,728)	(105,150)
Depreciation charges in the period	(9,207)	(9,554)	(89)	(3,602)	(22,452)
Sales and disposals in the period	3	83	19	49	154
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2013	(56,592)	(47,016)	(559)	(23,281)	(127,448)

Consolidated Financial Statements December 2014 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases – Lessor

As of December 31, 2014 and 2013, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	453	637
Due after 1 year but within 2 years	1,140	508
Due after 2 years but within 3 years	278	300
Due after 3 years but within 4 years	278	263
Due after 4 years but within 5 years	276	263
Due after 5 years	1,755	2,148

Total	4,180	4,119

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	19,225	18,941
Due after 1 year but within 2 years	17,509	16,948
Due after 2 year but within 3 years	16,416	15,161
Due after 3 years but within 4 years	15,206	14,083
Due after 4 years but within 5 years	13,012	12,902
Due after 5 years	58,213	61,730

Total	139,581	139,765

e)	As of December 31, 2014 and 2013, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on property, plant and equipment as of December 31, 2014 and 2013. Additionally, the property, plant, and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Financial Statements December 2014 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 14

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2014 and 2013, the bank recognizes an income tax provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(2,241)	(1,643)
Current tax liabilities	1,077	50,242

Total tax payable (recoverable)	(1,164)	48,599

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 21% (20% as of December 31, 2013)	122,150	117,095
Minus:
Provisional monthly payments	(115,743)	(61,730)
Credit for training expenses	(1,764)	(1,656)
Land taxes leasing	(3,357)	(2,987)
Grant credits	(1,587)	(1,892)
Other	(863)	(231)

Total tax payable (recoverable)	(1,164)	48,599

b)	Effect on income

The effect of tax expense on income for the years ended December 31, 2014 and 2013 is comprised of the following items:

	As of December 31,
	2014	2013
	MCh$	MCh$

Income tax expense
Current tax	122,150	117,095

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(77,742)	(27,721)
Subtotals	44,408	89,374
Tax for rejected expenses (Article No.21)	746	392
Other	398	4,701
Net charges for income tax expense	45,552	94,467

Consolidated Financial Statements December 2014 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 14

CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	2014		2013
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	21.00	126,391	20.00	107,706
Permanent differences	(6.47)	(38,956)	(2.04)	(10,989)
Single penalty tax (rejected expenses)	0.12	746	0.07	392
Effect of tax reform changes on deferred tax (*)	(6.52)	(39,262)	-	-
Real estate taxes	(0.56)	(3,357)	(0.55)	(2,987)
Other	-	(10)	0.06	345
Effective rates and expenses for income tax	7.57	45,552	17.54	94,467

(*) The effect of the tax reform was Ch$35,411 million. In the fourth quarter an additional effect of Ch$3,851 million was generated by the fluctuation of deferred taxes (recognized as of December 31, 2014).

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2014 and 2013:

	As of December 31,
	2014	2013
	MCh$	MCh$

Deferred tax assets
Available for sale investments	24	31
Cash flow hedges	(2,252)	1,651
Total deferred tax assets recognized through other comprehensive income	(2,228)	1,682

Deferred tax liabilities
Available for sale investments	(4,578)	(199)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	(4,578)	(199)

Net deferred tax balances in equity	(6,806)	1,483

Deferred taxes in equity attributable to Bank shareholders	(6,805)	1,491
Deferred tax in equity attributable to non-controlling interests	(1)	(8)

Consolidated Financial Statements December 2014 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 14

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of December 31, 2014 and 2013, the Bank has recorded effects for deferred taxes in the financial statements.

Below are the effects of deferred taxes on assets, liabilities and income:

	As of December 31,
	2014	2013
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	10,999	7,203
Non-recurring charge-offs	7,988	9,787
Assets received in lieu of payment	1,209	1,149
Property, plant and equipment	5,154	3,579
Allowance for loan losses	125,195	92,088
Provision for expenses	28,902	19,130
Derivatives	9,939	19
Leased assets	73,886	52,447
Subsidiaries tax losses	7,887	5,716
Valuation of investments	4,895	-
Other	8,385	37,415
Total deferred tax assets	284,439	228,533

Deferred tax liabilities
Valuation of investments	-	(11,593)
Depreciation	(395)	(315)
Other	(2,658)	(12,981)
Total deferred tax liabilities	(3,053)	(24,889)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of December 31,
	2014	2013
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	(2,228)	1,682
Recognized through profit or loss	284,439	228,533
Total deferred tax assets	282,211	230,215

Deferred tax liabilities
Recognized through other comprehensive income	(4,578)	(199)
Recognized through profit or loss	(3,053)	(24,889)
Total deferred tax liabilities	(7,631)	(25,088)

Consolidated Financial Statements December 2014 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 14

CURRENT AND DEFERRED TAXES, continued

g)	Complementary information related to the circular issued by the local Tax Service (SII) and the SBIF

g.1) Loans and accounts receivable from customers, net

	As of December 31,
	2014				2013
		Tax value of assets				Tax value of assets
	Financial		Impaired Portfolio		Financial		Impaired Portfolio
	value of		With	Without	value of		With	Without
	assets	Total	Guarantees	Guarantees	assets	Total	Guarantees	Guarantees
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interbank loans	11,943	11,943	-	-	125,449	125,449	-	-
Commercial loans	10,513,400	10,541,375	116,155	167,153	11,702,252	10,063,170	123,387	134,807
Consumer loans	3,913,105	3,945,458	1,747	24,865	3,607,248	3,651,539	321	14,995
Mortgage loans	6,632,029	6,646,305	90,693	8,697	5,625,812	5,636,214	77,861	1,154
Total	21,070,477	21,145,081	208,595	200,715	21,060,761	19,476,372	201,569	150,956

g.2) Allowances for the impaired portfolio without guarantees

	Balance as of 01.01.2014	Allowance charge-off	Allowance established	Allowance release	Balance as of 31.12.2014
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	134,807	(87,403)	266,434	(146,685)	167,153
Consumer loans	14,995	(110,094)	143,741	(23,777)	24,865
Mortgage loans	1,154	(2,108)	22,181	(12,530)	8,697
Total	150,956	(199,605)	432,356	(182,992)	200,715

	Balance as of 01.01.2013 MCh$	Allowance charge-off MCh$	Allowance established MCh$	Allowance release MCh$	Balance as of 31.12.2013 MCh$

Commercial loans	117,987	(63,380)	212,042	(131,842)	134,807
Consumer loans	15,420	(191,994)	229,482	(37,913)	14,995
Mortgage loans	12,312	(5,715)	29,859	(35,302)	1,154
Total	145,719	(261,089)	471,383	(205,057)	150,956

Consolidated Financial Statements December 2014 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 14

CURRENT AND DEFERRED TAXES, continued

g.3) Direct charge-offs and recoveries

	As of December 31,
	2014 MCh$	2013 MCh$
Direct charge-offs according to Art. 31 N°4 (paragraph II)	33,519	31,551
Cancellations that generated the release of allowances	-	-
Recoveries or renegotiations of charged-off loans	50,420	53,952
Total	83,939	85,503

g.4) Application of article 31 N°4 (paragraph I and II)

	As of December 31,
	2014 MCh$	2013 MCh$
Charge-offs according to paragraph I	-	-
Cancellations according to paragraph III	38,229	32,496
Total	38,229	32,496

Consolidated Financial Statements December 2014 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 15

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2014	2013
	MCh$	MCh$

Assets for leasing (1)	66,656	41,402

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	12,270	14,448
Assets awarded for and through auction	12,055	6,530
Provision on assets received in lieu of payment or awarded	(3,561)	(2,914)
Subtotal	20,764	18,064

Other assets
Guarantee deposits	3,013	68,330
Gold investments	422	373
VAT credit	11,579	8,705
Income tax recoverable	38,674	42,354
Prepaid expenses (3)	204,626	34,970
Assets recovered from leasing for sale	1,042	5,747
Pension plan assets	1,857	1,822
Accounts and notes receivable	47,153	60,256
Notes receivable through brokerage and simultaneous transactions	53,142	75,145
Other receivable assets	10,251	9,746
Other assets	33,994	33,111
Subtotal	405,753	340,559

Total	493,173	400,025

(1)	Assets available to be granted under the financial leasing agreements.

(2)	The Assets received in lieu of payment correspond to assets received as payment of debts due from customers. The total of these assets acquired in this way should not at any time exceed 20% of regulatory capital of the Bank. These assets now account for 0.37% (0.48% as of December 31, 2013) of the Bank’s effective equity.

Assets awarded in judicial sale correspond to those acquired in judicial auction as payment of debts previously subscribed with the Bank. The assets awarded through a judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. The Bank is expected to complete the sale within one year from the date on which the asset are received or acquired. When they are not sold within that period of time, the Bank must charge-off those assets.

Additionally, a provision is recorded for the difference between the initial rewarded value rewarded plus any additions and the estimated realizable value (appraisal) when the former is greater.

(3)	The increase was primarily because of a prepayment associated with the commercial alliance LAN, which is valid until 2020.

Consolidated Financial Statements December 2014 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 16

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2014 and 2013, the composition of the line item Time deposits and other liabilities is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	5,131,130	4,403,526
Other deposits and demand accounts	554,785	569,395
Other demand liabilities	794,582	647,842

Total	6,480,497	5,620,763

Time deposits and other time liabilities
Time deposits	10,303,167	9,567,855
Time savings account	107,599	104,143
Other time liabilities	3,174	3,274

Total	10,413,940	9,675,272

Consolidated Financial Statements December 2014 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 17

INTERBANK BORROWINGS

As of December 31, 2014 and 2013 the line item Interbank borrowings is as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile	94	220
Subtotal	94	220
Loans from domestic financial institutions	66,006	500
Loans from foreign financial institutions
Standard Chartered Bank - New York	206,471	349,433
Mizuho Corporate Bank	192,522	131,273
Citibank N.A. - New York	177,246	181,107
Wells Fargo Bank N.A. – New York	140,060	144,284
Banco Interamericano del Desarrollo	121,575	104,929
Bank of Montreal – Toronto	103,439	80,820
The Toronto Dominion Bank – Toronto	73,110	70,803
HSBC Bank of New York	30,430	26,222
Canadian Imperial Bank of Comm	24,341	-
National Bank of Abu Dhabi	18,235	15,741
Bank of America	15,331	94,388
European Investment Bank	12,702	-
The Bank of New York Mellon	12,184	26,224
KFW IPEX Bank GMBH	12,184	-
Commerzbank N.A. – Miami	6,097	5,254
Standard Chartered Bank - Hong Kong	4,851	1,059
Banco Santander – Brasil S.A.	2,459	-
Banco Santander – Hong Kong	1,959	5,781
U.S. Bank	1,193	174
Banco Itaú – Paraguay S.A.	1,156	-
Bank of China	737	105
Commerzbank A.G. - Frankfurt	425	107,843
HSBC Bank USA	391	179
J.P. Morgan Chase Bank N.A. - New York	385	164
Banco Santander – Madrid	369	500
YAPI VE KREDI BANKASI A.S.	363	-
Banco Sudameris Paraguay S.A.	308	-
Wachovia Bank N.A.- Miami	299	7,394
First Union National Bank	276	-
Deutsche Bank A.G.- New York	269	13,109
ING Bank N.V. - Vienna	267	-
Banco do Brasil S.A. – London	249	146
Banque Generale Du luxembourg	237	-
Standard Chartered Bank	228	-
Unicrédito Italiano - New York	225	-
BBVA Banco Francés S.A.	210	26
Banca Popolare di Vicenza SCPA	174	76
National Westminster Bank PLC	145	136
Banco de Occidente	123	248
Banco Bradesco S.A.	93	60
Banca Commerciale Italiana S. P.	47	23
Banca Nazionale del Lavoro S. P.	26	38
Turkiye Halk Bankasi	22	23
Banco de Sabadell S.A.	17	250
Landesbank Baden Wuerttemberg	-	108,566
Sumitomo Mitsui Banking Corporation	-	102,379
Banco Santander – Montevideo	-	52,442
Royal Bank of Scotland – London	-	44,608
Unicrédito Italiana SPA	-	993
Woori Bank	-	627
Lanschot Bankiers N.V.	-	446
Banco Popolare di Novara	-	351
National Agricultural Cooperative	-	259
Banco Popular Español S.A.	-	224
Banco Bilbao Vizcaya Argentaria	-	221
Bank of Tokio Mitsubishi	-	174
Intesa Sanpaolo SPA - USA	-	173
United Bank of India	-	160
State Bank of India	-	89
Discount Bank – Montevideo	-	73
Unicredit Banca d Impresa	-	47
Bancolombia S.A. - Panamá	-	9
Other	2,071	2,004
Subtotal	1,165,501	1,681,657
Total	1,231,601	1,682,377

Consolidated Financial Statements December 2014 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 17

INTERBANK BORROWINGS, continued

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Total Line of credit for renegotiation with Central Bank of Chile	94	220

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	66,006	500
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-

Total loans from domestic financial institutions	66,006	500

c)	Foreign obligations

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	717,416	1,529,511
Due within 1 and 2 year	242,863	152,146
Due within 2 and 3 year	192,522	-
Due within 3 and 4 year	-	-
Due after 5 years	12,700	-

Total loans from foreign financial institutions	1,165,501	1,681,657

Consolidated Financial Statements December 2014 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2014 and 2013, composition of this item is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	65,843	68,075
Other domestic obligations	136,021	118,683
Foreign obligations	3,261	3,023
Subtotal	205,125	189,781
Issued debt instruments
Mortgage finance bonds	81,509	101,667
Senior bonds	4,868,487	4,190,918
Mortgage bond	109,200	70,339
Subordinated bonds	725,916	835,734
Subtotal	5,785,112	5,198,658

Total	5,990,237	5,338,439

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2014
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,561	74,948	81,509
Senior bonds	1,166,602	3,701,885	4,868,487
Mortgage bond	3,778	105,422	109,200
Subordinated bonds	10,451	715,465	725,916
Issued debt instruments	1,187,392	4,597,720	5,785,112

Other financial liabilities	120,549	84,576	205,125

Total	1,307,941	4,682,296	5,990,237

Consolidated Financial Statements December 2014 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2013
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,473	95,194	101,667
Senior bonds	1,088,379	3,102,539	4,190,918
Mortgage bond	1,925	68,414	70,339
Subordinated bonds	149,033	686,701	835,734
Issued debt instruments	1,245,810	3,952,848	5,198,658

Other financial liabilities	101,698	88,083	189,781

Total	1,347,508	4,040,931	5,388,439

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.83% as of December 31, 2014 (5.21% as of December 31, 2013).

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	6,561	6,473
Due after 1 year but within 2 years	6,971	9,744
Due after 2 year but within 3 years	8,282	8,759
Due after 3 year but within 4 years	10,366	9,921
Due after 4 year but within 5 years	6,198	12,512
Due after 5 years	43,131	54,258
Total mortgage finance bonds	81,509	101,667

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2014	2013
	MCh$	MCh$

Santander bonds in UF	1,797,438	1,964,905
Santander bonds in US$	2,191,347	1,658,789
Santander bonds in CHF	443,186	246,284
Santander bonds in Ch$	236,025	277,530
Santander bonds in CNY	-	43,410
Current bonds in AUD	62,472	-
Santander bonds in JPY	138,019	-
Total senior bonds	4,868,487	4,190,918

Consolidated Financial Statements December 2014 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2014, the Bank issued bonds for UF11,400,000; CLP 75,000,000,000; CHF 300,000,000; USD 750,000,000, AUD 125,000,000, and JPY 27,300,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
EB Series	UF	2,000,000	5 years	3.5% per annum simple	02-21-2014	UF	2,000,000	10-01-2018
ED Series	UF	2,000,000	7 years	3.5% per annum simple	08-28-2014	UF	2,000,000	01-01-2021
EF Series	UF	2,400,000	10 years	3.40% biannually	10-29-2014	UF	2,400,000	01-01-2024
SB Series	UF	3,000,000	5 years	2.65% biannually	12-11-2014	UF	3,000,000	07-01-2019
SA Series	UF	2,000,000	10 years	3.00% biannually	12-16-2014	UF	2,000,000	07-01-2024
UF Total	UF	11,400,000
EA Series	CLP	25,000,000,000	5 years	6.2% per annum simple	02-22-2014	CLP	25,000,000,000	09-01-2018
SE Series	CLP	50,000,000,000	5 years	5.50% biannually	11-21-2014	CLP	50,000,000,000	07-01-2019
CLP Total	CLP	75,000,000,000
CHF Bond	CHF	300,000,000	3 years	1% per annum simple	01-31-2014	CHF	300,000,000	07-31-2017
CHF Total	CHF	300,000,000
DN Current Bond	USD	250,000,000	5 years	Libor (3 months) + 75 bp	02-19-2014	USD	250,000,000	02-19-2019
Floating Bond	USD	500,000,000	3 years	Libor (3 months) + 90 bp	04-15-2014	USD	500,000,000	04-11-2017
USD Total	USD	750,000,000
AUD Bond	AUD	125,000,000	3 years	4.5% per annum simple	03-13-2014	AUD	125,000,000	03-13-2017
AUD Total	AUD	125,000,000
JPY Floating Bond	JPY	6,600,000,000	3 years	Libor (3 months) + 65 bp	04-24-2014	JPY	6,600,000,000	04-24-2017
JPY Current Bond	JPY	2,000,000,000	3 years	0.72% per annum simple	04-24-2014	JPY	2,000,000,000	04-24-2017
JPY Current Bond	JPY	18,700,000,000	5 years	0.97% per annum simple	04-24-2014	JPY	18,700,000,000	04-24-2019
JPY Total	JPY	27,300,000,000

During 2014, the Bank repurchased bonds for CLP 118,409,000,000 and UF 6,000,000.

Consolidated Financial Statements December 2014 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

In 2013, the Bank placed bonds for UF 13,768,000; CLP 32,500,000,000; CHF 300,000,000; and USD 250,000,000 detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
E1 Series	UF	2,742,000	5 years	3.5% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E2 Series	UF	952,000	7 years	3.0% per annum simple	01-01-2012	UF	4,000,000	07-01-2018
E3 Series	UF	2,244,000	8.5 years	3.5% per annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6 Series	UF	3,720,000	10 years	3.5% per annum simple	04-01-2012	UF	4,000,000	04-01-2022
E9 Series	UF	2,000,000	10 years	3.5% per annum simple	01-01-2013	UF	2,000,000	01-01-2023
FD Series	UF	110,000	5 years	3.0% per annum simple	08-01-2010	UF	110,000	08-01-2015
EC Series	UF	2,000,000	10 years	3.5 % per annum simple	11-28-2013	UF	2,000,000	09-01-2023
Total UF	UF	13,768,000
E4 Series	CLP	7,500,000,000	5 years	6.75 % per annum simple	06-01-2011	CLP	50,000,000,000	06-01-2016
E8 Series	CLP	25,000,000,000	10 years	6.6% per annum simple	11-01-2012	CLP	25,000,000,000	11-01-2022
CLP Total	CLP	32,500,000,000
CHF floating bond	CHF	150,000,000	4 years	Libor (3 months) + 100 bp	03-28-2013	CHF	150,000,000	03-28-2017
CHF Bond	CHF	150,000,000	6 years	1.75% per annum simple	09-26-2013	CHF	150,000,000	09-26-2019
CHF Total	CHF	300,000,000
USD floating bond	USD	250,000,000	5 years	Libor (3 months) + 100 bp	06-07-2013	USD	250,000,000	06-07-2018
USD Total	USD	250,000,000

During 2013, the Bank performed a partial repurchase of bonds for Ch$ 46,245,000,000.

ii.	Nominal bonds to be placed:

As of December 31, 2014, there are no outstanding amounts of bonds authorized, to be issued.

iv.	The maturities of senior bonds are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	1,166,602	1,088,379
Due after 1 year but within 2 years	646,380	685,865
Due after 2 year but within 3 years	1,037,521	558,776
Due after 3 year but within 4 years	381,263	422,722
Due after 4 year but within 5 years	566,430	277,689
Due after 5 years	1,070,291	1,127,487
Total senior bonds	4,868,487	4,190,918

Consolidated Financial Statements December 2014 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Mortgage bonds in UF	109,200	70,339
Total mortgage bonds	109,200	70,339

i.	Allocation of mortgage bonds

In 2014, the Bank issued bonds for UF 1,500,000, detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
AB Series	UF	1,500,000	18 years	3.2% biannually	09-01-2014	UF	1,500,000	04-01-2032
Total UF	UF	1,500,000

In 2013, the Bank issued bonds for UF 3,000,000, detailed as follows:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
BH Series	UF	3,000,000	15 years	3.2% per annum simple	07-31-2013	UF	3,000,000	07-31-2028
Total UF	UF	3,000,000

The maturities of Mortgage bond are as follows:

	As of December 31,
	2013	2012
	MCh$	MCh$

Due within 1 year	3,778	1,925
Due after 1 year but within 2 years	6,065	3,943
Due after 2 year but within 3 years	6,261	4,070
Due after 3 year but within 4 years	6,463	4,202
Due after 4 year but within 5 years	6,671	4,337
Due after 5 years	79,962	51,862
Total Mortgage bonds	109,200	70,339

Consolidated Financial Statements December 2014 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Subordinated bonds denominated in USD	3	139,802
Subordinated bonds denominated in UF	725,913	695,932
Total subordinated bonds	725,916	835,734

i.	Allocation of subordinated bonds

During 2014, the Bank has not placed any subordinated bonds.

During 2013, the Bank placed subordinated bonds for UF 5,900,000. The following chart shows details related to subordinated bonds allocations:

Series	Amount		Term	Issuance rate	Issuance date	Series issued amount		Maturity date
G5	UF	1,900,000	20 years	3.9 % per annum simple	04-05-2011	UF	4,000,000	04-01-2031
H1	UF	4,000,000	30 years	3.9 % per annum simple	11-04-2011	UF	4,000,000	04-01-2041
Total	UF	5,900,000

During the first half of 2013, the Bank performed a partial repurchase of bonds for USD 47,786,000.

The maturities of subordinated bonds, are as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Due within 1 year	10,451	149,033
Due after 1 year but within 2 years	6,311	9,951
Due after 2 year but within 3 years	-	6,011
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	709,154	670,739
Total subordinated bonds	725,916	835,734

Consolidated Financial Statements December 2014 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2014	2013
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,380	3,389
Due after 2 year but within 3 years	2,248	2,389
Due after 3 year but within 4 years	20,988	3,045
Due after 4 year but within 5 years	15,116	20,862
Due after 5 years	42,844	58,398
Non-current portion subtotal	84,576	88,083

Current portion:
Amounts due to credit card operators	112,530	97,027
Acceptance of letters of credit	2,496	741
Other long-term financial obligations, short-term portion	5,523	3,930
Current portion subtotal	120,549	101,698

Total other financial liabilities	205,125	189,781

Consolidated Financial Statements December 2014 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 19

MATURITY OF ASSETS AND LIABILITIES

As of December 31, 2014 and 2013, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2014	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,538,888	70,000	-	-	1,608,888	-	-	-	1,608,888
Cash items in process of collection	531,373	-	-	-	531,373	-	-	-	531,373
Trading investments	-	263,034	-	164,823	427,857	171,620	175,338	346,958	774,815
Investments under resale agreements	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	131,675	152,441	350,432	634,548	1,078,925	1,014,090	2,093,015	2,727,563
Interbank loans (1)	2,872	-	9,071	-	11,943	-	-	-	11,943
Loans and accounts receivables from customers (2)	814,557	2,168,019	1,774,873	3,773,848	8,531,297	7,084,202	7,265,207	14,349,409	22,880,706
Available for sale investments	-	22,652	158,014	526,410	707,076	184,376	760,146	944,522	1,651,598
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,887,690	2,655,380	2,094,399	4,815,513	12,452,982	8,519,123	9,214,781	17,733,904	30,186,886

Liabilities
Deposits and other demand liabilities	6,480,497	-	-	-	6,480,497	-	-	-	6,480,497
Cash items in process of being cleared	281,259	-	-	-	281,259	-	-	-	281,259
Obligations under repurchase agreements	-	390,331	1,453	342	392,126	-	-	-	392,126
Time deposits and other time liabilities	112,025	5,343,226	2,480,158	2,289,405	10,224,814	130,427	58,699	189,126	10,413,940
Financial derivative contracts	-	125,884	176,048	319,488	621,420	1,028,017	911,947	1,939,964	2,561,384
Interbank borrowings	4,133	137,921	227,898	413,564	783,516	435,309	12,776	448,085	1,231,601
Issued debt instruments	-	176,649	319,516	691,227	1,187,392	2,693,946	1,903,774	4,597,720	5,785,112
Other financial liabilities	114,564	1,934	746	3,305	120,549	41,733	42,843	84,576	205,125

Total liabilities	6,992,478	6,175,945	3,205,819	3,717,331	20,091,573	4,329,432	2,930,039	7,259,471	27,351,044

(1)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$25 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$398,001 million, Mortgage loans Ch$48,744 million and Consumer loans Ch$254,023 million.

Consolidated Financial Statements December 2014 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 19

MATURITY OF ASSETS AND LIABILITIES, continued

As of December 31, 2013	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,571,810	-	-	-	1,571,810	-	-	-	1,571,810
Cash items in process of collection	604,077	-	-	-	604,077	-	-	-	604,077
Trading investments	-	10,018	17	-	10,035	203,608	73,924	277,532	287,567
Investments under resale agreements	-	-	17,469	-	17,469	-	-	-	17,469
Financial derivative contracts	-	168,785	99,471	225,617	493,873	565,329	434,816	1,000,145	1,494,018
Interbank loans (1)	1,224	66,264	56,901	1,060	125,449	-	-	-	125,449
Loans and accounts receivables from customers (2)	773,387	2,173,231	1,776,530	3,533,313	8,256,461	6,367,870	6,310,981	12,678,851	20,935,312
Available for sale investments	-	228,997	240,018	627,052	1,096,067	275,281	329,645	604,926	1,700,993
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,950,498	2,647,295	2,190,406	4,387,042	12,175,241	7,412,088	7,149,366	14,561,454	26,736,695

Liabilities
Deposits and other demand liabilities	5,620,763	-	-	-	5,620,763	-	-	-	5,620,763
Cash items in process of being cleared	276,379	-	-	-	276,379	-	-	-	276,379
Obligations under repurchase agreements	-	185,140	18,466	5,366	208,972	-	-	-	208,972
Time deposits and other time liabilities	104,233	5,351,489	2,333,001	1,743,525	9,532,248	87,380	55,644	143,024	9,675,272
Financial derivative contracts	-	126,257	89,128	223,414	438,799	510,661	350,649	861,310	1,300,109
Interbank borrowings	8,199	104,490	216,472	1,201,070	1,530,231	152,146	-	152,146	1,682,377
Issued debt instruments	-	89,778	574,679	596,536	1,260,993	2,060,070	1,877,595	3,937,665	5,198,658
Other financial liabilities	97,027	568	1,111	2,992	101,698	29,685	58,398	88,083	189,781

Total liabilities	6,106,601	5,857,722	3,232,857	3,772,903	18,970,083	2,839,942	2,342,286	5,182,228	24,152,311

(1)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$54 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$300,400 million, Mortgage loans Ch$43,306 million, and Consumer loans Ch$264,585 million.

Consolidated Financial Statements December 2014 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 20

PROVISIONS

a)	As of December 31, 2014 and 2013, the composition is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Provisions for personnel salaries and expenses.	46,759	39,501
Provisions for mandatory dividends	165,099	132,578
Provisions for contingent loan risk:
Provisions for available on demand credit lines	16,036	18,767
Other provisions for contingent credit risk	12,139	11,847
Provisions for contingencies	70,404	33,069
Provisions for country risk	155	470
Total	310,592	236,232

b)	Below is the activity regarding provisions during the years ended December 31, 2014 and 2013:

	Provisions
	Personnel salaries and expenses	Contingent loans risk	Contingencies	Mandatory dividends	Country risk	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	39,501	30,614	33,069	132,578	470	236,232
Provisions established	57,071	8,410	57,032	165,099	438	288,050
Application of provisions	(46,777)	-	(9,664)	(132,578)	-	(189,019)
Provisions released	-	(10,849)	(10,033)	-	(753)	(21,635)
Reclassifications	(3,036)	-	-	-	-	(3,036)
Balances as of December 31, 2014	46,759	28,175	70,404	165,099	155	310,592

Balances as of January 1, 2013	47,574	26,791	30,150	116,486	88	221,089
Provisions established	35,515	9,788	98,964	132,578	635	277,480
Application of provisions	(43,588)	-	(3,675)	(116,486)	-	(163,749)
Provisions released	-	(5,965)	(88,932)	-	(253)	(95,150)
Reclassifications	-	-	(3,438)	-	-	(3,438)
Other	-	-	-	-	-	-
Balances as of December 31, 2013	39,501	30,614	33,069	132,578	470	236,232

c)	Provisions for personnel salaries and expenses:

	As of December 31,
	2014	2013
	MCh$	MCh$

Provision for seniority compensation	1,917	691
Provision for stock-based personnel benefits	-	809
Provision for performance bonds	24,540	18,218
Provision for vacations	19,746	18,741
Provision for other personnel benefits	556	1,042
Total	46,759	39,501

Consolidated Financial Statements December 2014 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 20

PROVISIONS, continued

d)	Provision for seniority compensation:

	As of December 31,
	2014	2013
	MCh$	MCh$

Balances as of January 1, 2014	691	1,299
Provisions established	3,377	2,096
Payments	(2,151)	(2,704)
Prepayments	-	-
Provisions released	-	-
Other movements	-	-
Total	1,917	691

e)	Movement of provision for performance bonds:

	As of December 31,
	2014	2013
	MCh$	MCh$

Balances as of January 1, 2014	18,218	23,667
Provisions established	40,395	23,063
Application of provisions	(32,335)	(27,005)
Provisions released	(1,738)	(1,507)
Total	24,540	18,218

f)	Movement of provision for personnel vacations:

	As of December 31,
	2014	2013
	MCh$	MCh$

Balances as of January 1, 2014	18,741	18,802
Provisions established	11,161	12,311
Application of provisions	(9,204)	(12,372)
Provisions released	(952)	-
Total	19,746	18,741

Consolidated Financial Statements December 2014 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 21

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Accounts and notes payable	90,261	84,729
Unearned income	478	384
Guarantees received (threshold)	39,639	2,631
Notes payable through brokerage and simultaneous transactions	27,751	-
Other payable obligations	43,550	95,266
Withheld VAT	1,698	1,165
Other liabilities	17,476	14,602

Total	220,853	198,777

Consolidated Financial Statements December 2014 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 22

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2014, the Banks and its subsidiaries have provisions for this item of Ch$1,437 million and Ch$738 million, respectively (Ch$1,224 million as of December 31, 2013) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2014	2013
	MCh$	MCh$

Letters of credit issued	205,920	218,032
Foreign letters of credit confirmed	75,813	127,600
Guarantees	1,481,154	1,212,799
Personal guarantees	262,169	181,416
Subtotal	2,025,056	1,739,847
Available on demand credit lines	5,699,573	5,141,831
Other irrevocable credit commitments	109,520	47,376
Total	7,834,149	6,929,054

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

Third party operations
Collections	172,070	217,948
Assets from third parties managed by the Bank and its affiliates	1,247,923	1,015,817
Subtotals	1,419,993	1,233,765
Custody of securities
Securities held in custody	238,264	304,535
Securities held in custody deposited in other entity	552,741	532,072
Issued securities held in custody	16,383,501	15,351,545
Subtotals	17,174,506	16,188,152
Total	18,594,499	17,421,917

During 2014, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of December 2014, the balance for this was Ch$ 1,247,888 million (Ch$ 1,015,781 million at December 31, 2013).

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2951729, with the Chilena Consolidada de Seguros insurance company, for USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2014 to June 30, 2015.

Consolidated Financial Statements December 2014 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities that cannot be recognized in the Consolidated Financial Statement of Financial Position; these contain loan risks and they are, therefore, part of the Bank`s global risk.

Santander Agente de Valores Limitada

In accordance with the provisions of Article No. 30 and onward of Law No. 18,045 on the Securities Market, the Company provided a guarantee in the amount of UF4,000 through Insurance Policy No. 214116436, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2015.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$24,859 million to cover default risk on transactions entered into instantaneously or within short timeframes.

ii)	In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$3,000 million and additional guarantees entered at the Electronical Stock Market for Ch$1,091 million as of December 31, 2014.

iii)	As of December 31, 2014, the following legal situations are in process:

-	Case of “Nahum vs. Santander Investment S.A. Corredores de Bolsa” followed in Santiago 27th Civil Court File No. 659-2012, amounting to Ch$ 200 million. The first ruling was appealed and annulled and the time for submitting a second appeal expired on August 27, 2013. The case has not yet returned to the preliminary stage.

-	Case of “Inverfam S.A. vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, followed in Santiago First Civil Court, File No. 32.543-2011; a claim for indemnity damages from the loss of some securities destined to Optimal Funds which were affected by the Madoff case, that amount to Ch$107 million, approximately. It is expected that a meeting will take place to agree upon a resolution.

-	Case of “Bilbao vs. Santander Investment S.A. Corredores de Bolsa”, predecessor to Santander S.A. Corredores de Bolsa, followed in Santiago 20th Civil Court, File No. 15549-2012. As of December 31, 2014, the period to provide evidence has expired and evidentiary proceedings are pending.

-	Case of “Echeverria con Santander Corredora”, followed in Santiago 21st Civil Court File No. c21-366-2014: a claim for indemnity damages for the failure of acquiring shares. Value: Ch$ 59,594,764. It is pending the Company’s procedural defense.

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No. 1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy relating to its obligations as an intermediary for insurance contracts. The company purchased a guarantee policy No. 10025805, covering UF500 and professional liability policy No. 10025806 for its insurance brokers, covering UF 60,000 from the Seguros Generales Consorcio Nacional de Seguros S.A. Policies valid from April 15, 2014 to April 14, 2015.

ii)	There are lawsuits for UF 4,791.47; which relates to goods given in leasing. Our lawyers have estimated, according to the criteria defined IAS 37, a loss of Ch$106.3 million. The estimated loss amount was recorded as provisions.

Consolidated Financial Statements December 2014 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 23

EQUITY

a)	Capital

As of December 31, 2014 and 2013 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2014 and 2013 was as follows:

	Shares as of December 31,
	2014	2013

Issued as of January 1	188,446,126,794		188,446,126,794
Issuance of paid shares	-	.	-
Issuance of outstanding shares	-		-
Stock options exercised	-		-
Issued as of December 31,	188,446,126,794		188,446,126,794

As of December 31, 2014 and 2013 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2014 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
J.P. Morgan Chase Bank	-	31,370,004,471	31,370,004,471	16.65
Banks on behalf of third parties	10,949,884,423	-	10,949,884,423	5.81
Pension fund (AFP) on behalf of third parties	10,082,508,540	-	10,082,508,540	5.35
Other minority holders	9,450,728,092	-	9,450,728,092	5.01
Total	157,076,122,323	31,370,004,471	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Financial Statements December 2014 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 23

EQUITY, continued

As of December 31, 2013 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
J.P. Morgan Chase Bank	-	30,087,328,471	30,087,328,471	15.97
Banks on behalf of third parties	11,590,917,506	-	11,590,917,506	6.15
Pension funds (AFP) on behalf of third parties	10,533,224,876	-	10,533,224,876	5.58
Other minority holders	9,641,654,673	-	9,641,654,673	5.12
Total	158,358,798,323	30,087,328,471	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Dividends

Dividends have been distributed as per the Consolidated Statements of Changes in Equity.

c)	As of December 31, diluted earnings and basic earnings were as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank shareholders	550,331	441,926
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.920	2.345

b) Diluted earnings per share

Total attributable to Bank shareholders	550,331	441,926
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.920	2.345

As of December 31, 2014 and 2013 the Bank does not own instruments with dilutive effects.

Consolidated Financial Statements December 2014 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 23

EQUITY, continued

d)	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Available for sale investments
As of January 1,	840	(10,017)
Gain (loss) on the fair value adjustment of available for sale investments, before tax	16,183	2,629
Reclassification from other comprehensive income to income for the year	4,661	8,228
Subtotal	20,844	10,857
Total	21,684	840

Cash flow hedges
As of January 1,	(8,257)	5,315
Gains (losses) on the re-measurement of cash flow hedges, before tax	18,552	(15,089)
Reclassification adjustments on cash flow hedges, before tax	430	1,517
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-
Subtotal	18,982	(13,572)
Total	10,725	(8,257)

Other comprehensive income, before taxes	32,409	(7,417)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(4,554)	(168)
Income tax relating to cash flow hedges	(2,252)	1,651
Total	(6,806)	1,483

Other comprehensive income, net of tax	25,603	(5,934)
Attributable to:
Bank shareholders (Equity holders of the Bank)	25,600	(5,964)
Non-controlling interest	3	30

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Financial Statements December 2014 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 24

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Financial Statements December 2014 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 24

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of December 31, 2014 and 2013, are as follows:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31
	2014	2013	2014	2013
	MCh$	MCh$	MCh$	MCh$
Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,608,888	1,571,810	-	-
Cash items in process of collection	531,373	604,077	90,203	66,672
Trading investments	774,815	287,567	89,605	40,924
Investments under resale agreements	-	17,469	-	3,494
Financial derivative contracts (*)	1,154,471	1,008,026	996,334	862,810
Interbank loans, net	11,918	125,395	2,384	25,079
Loans and accounts receivables from customers, net	22,179,938	20,327,021	19,519,483	18,071,792
Available for sale investments	1,651,598	1,700,993	190,137	238,835
Investments in associates and other companies	17,914	9,681	17,914	9,681
Intangible assets	40,983	66,703	40,983	66,703
Property, plant, and equipment	211,561	180,215	211,561	180,215
Current taxes	2,241	1,643	224	164
Deferred taxes	282,211	230,215	28,221	23,022
Other assets	493,173	400,025	493,173	346,533
Off-balance-sheet assets
Contingent loans	3,976,465	3,436,773	2,265,904	2,013,057
Total	32,937,549	29,967,613	23,946,126	21,948,981

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

	As of December 31,		Ratio As of December 31,
	2014	2013	2014	2013
	MCh$	MCh$	%	%

Basic capital	2,609,896	2,325,678	7.92	7.76
Effective net equity	3,354,702	3,033,741	14.00	13.82

Consolidated Financial Statements December 2014 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 25

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2014	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	558	87	-	-	-	87
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	20,928	1,239	(34)	7	(27)	1,212
Santander Asset Management S.A. (1) Administradora General de Fondos	-	-	-	-	-	-	-
Santander Corredora de Seguros Limitada	0.25	154	(4)	-	-	-	(4)
Subtotal		21,642	1,322	(34)	7	(27)	1,295

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	5,671	2,236	-	-	-	2,236
Santander Gestión de Recaudación y Cobranzas Limitada (2)	100.00	1,037	1,531	-	-	-	1,531
Multinegocios S.A.	100.00	730	253	-	-	-	252
Servicios Administrativos y Financieros Limitada.	100.00	2,001	315	-	-	-	315
Servicios de Cobranzas Fiscalex Limitada (2)	-	-	-	-	-	-	-
Multiservicios de Negocios Limitada.	100.00	2,002	323	-	-	-	324
Subtotal		11,441	4,658	-	-	-	4,658

Total		33,083	5,980	(34)	7	(27)	5,953

(1) Santander Assets Management S.A. Administradora General de Fondos was sold in November 2013.

(2) On August 01, 2014 the company Servicios de Cobranza Fiscalex Limitada was acquired by Santander Gestión de Recaudación y Cobranza Limitada.

Consolidated Financial Statements December 2014 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 25

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2013	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	471	87	3	(1)	2	89
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa (1)	49.00	19,698	1,656	11	(2)	9	1,665
Santander Asset Management S.A. Administradora General de Fondos (2)	0.02	-	9	-	-	-	9
Santander Corredora de Seguros Limitada	0.25	149	1	-	-	-	1
Subtotal		20,320	1,753	14	(3)	11	1,764

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	3,435	1,307	-	-	-	1,307
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	275	(2,230)	-	-	-	(2,230)
Multinegocios S.A.	100.00	477	234	-	-	-	234
Servicios Administrativos y Financieros Limitada.	100.00	1,686	276	-	-	-	276
Servicios de Cobranzas Fiscalex Limitada	100.00	632	416	-	-	-	416
Multiservicios de Negocios Limitada.	100.00	1,679	379	-	-	-	379
Subtotal		8,184	382	-	-	-	382

Total		28,504	2,135	14	(3)	11	2,146

(1)In June 2013, Santander S.A Corredores de Bolsa, distributed total accumulated income from previous years, decreasing equity. The amount of dividends distributed to non-controlling interest was Ch$7,590 million.

(2) According to Note 3 Significant events, letter c), this subsidiary was sold in December 2013. This note presents the effect of the consolidation of the subsidiary until November 2013.

Consolidated Financial Statements December 2014 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 25

NON-CONTROLLING INTEREST, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of December 31,
	2014				2013
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	70,602	9,068	63,078	(1,544)	67,956	8,484	59,012	460
Santander S.A. Corredores de Bolsa	74,408	31,790	40,171	2,447	110,917	70,799	36,735	3,383
Santander Asset Management S.A. Administradora General de Fondos (1)	-	-	-	-	-	-	-	-
Santander Agente de Valores Limitada	339,787	282,233	48,556	8,998	194,812	146,255	39,581	8,976
Santander S.A. Sociedad Securitizadora	622	61	640	(79)	725	74	764	(113)
Santander Gestión de Recaudación y Cobranzas Ltda. (2)	4,917	3,880	458	579	4,978	4,703	2,505	(2,230)
Multinegocios S.A. (management of sales force)	1,959	1,229	477	253	1,441	963	244	234
Servicios Administrativos y Financieros Ltda. (management of sales force).	2,956	955	1,686	315	2,412	725	1,411	276
Servicio de Cobranza Fiscalex Ltda.(2)	-	-	-	-	4,008	3,376	216	416
Multiservicios de Negocios Ltda. (call center).	3,401	1,399	1,679	323	3,049	1,371	1,299	379
Bansa Santander S.A.	31,062	25,391	3,435	2,236	28,490	25,055	2,128	1,307
Total	529,714	356,006	160,180	13,528	418,788	261,805	143,895	13,088

(1) Santander Assets Management S.A. Administradora General de Fondos was sold in November 2013.

(2) On August 01, 2014 the company Servicios de Cobranza Fiscalex Limitada was acquired by Santander Gestión de Recaudación y Cobranza Limitada.

Consolidated Financial Statements December 2014 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 26

INTEREST INCOME AND INFLATION-INDEXATION ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method.

a)	For the years ended December 31, 2014 and 2013, the income from interest and inflation-indexation adjustments, not including income from hedge accounting, was attributable to the following items:

	For the years ended December 31,
	2014				2013
	Interest	Inflation- indexation adjustments	Prepaid fees	Total	Interest	Inflation- indexation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	1,223	-	-	1,223	2,254	-	-	2,254
Interbank loans	139	-	-	139	195	-	-	195
Commercial loans	706,190	208,427	7,883	922,500	728,597	72,570	4,980	806,147
Mortgage loans	245,980	328,212	18,230	592,422	232,860	108,702	13,234	354,796
Consumer loans	603,804	5,108	3,205	612,117	611,936	2,184	3,030	617,150
Investment instruments	61,774	25,461	-	87,235	77,240	7,815	-	85,055
Other interest income	10,584	3,218	-	13,802	5,282	(1,063)	-	4,219

Interest income	1,629,694	570,426	29,318	2,229,438	1,658,364	190,208	21,244	1,869,816

b)	As indicated in section i) of Note 01, suspended interest relates to loans with late payments of 90 days or more, which are recorded in memorandum accounts until they are effectively received.

For the years ended December 31, 2014 and 2013, the suspended interest and adjustments income consists of the following:

	For the years ended December 31,
	2014			2013
	Interest	Inflation- indexation adjustments	Total	Interest	Inflation- indexation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	16,337	8,416	24,753	17,219	4,426	21,645
Mortgage loans	3,925	8,529	12,454	3,935	4,549	8,484
Consumer loans	5,529	807	6,336	6,004	749	6,753

Total	25,791	17,752	43,543	27,158	9,724	36,882

Consolidated Financial Statements December 2014 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 26

INTEREST INCOME AND INFLATION-INDEXATION ADJUSTMENTS, continued

c)	For the years ended December 31, 2014 and 2013, the expenses from interest and inflation-indexation adjustments, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2014			2013
	Interest	Inflation- indexation adjustments	Total	Interest	Inflation- indexation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(6,189)	(1,909)	(8,098)	(5,225)	(588)	(5,813)
Repurchase agreements	(7,052)	-	(7,052)	(12,092)	-	(12,092)
Time deposits and liabilities	(334,841)	(74,384)	(409,225)	(426,812)	(22,787)	(449,599)
Interbank borrowings	(19,015)	(9)	(19,024)	(21,233)	(5)	(21,238)
Issued debt instruments	(175,886)	(137,460)	(313,346)	(171,659)	(53,952)	(225,611)
Other financial liabilities	(3,131)	(1,729)	(4,860)	(4,712)	(661)	(5,373)
Other interest expense	(2,636)	(17,839)	(20,475)	(2,340)	(3,749)	(6,089)
Interest expense total	(548,750)	(233,330)	(782,080)	(644,073)	(81,742)	(725,815)

d)	For the years ended December 31, 2014 and 2013, the income from interest and inflation-indexation adjustments is as follows separately disclosing in a line below the effects of associated expenses and hedging:

	For the years ended December 31,
	2014	2013
Items	MCh$	MCh$

Interest income	2,229,438	1,869,816
Interest expense	(782,080)	(725,815)

Interest income	1,447,358	1,144,001

Income from hedge accounting (net)	(130,254)	(67,239)

Total net interest income	1,317,104	1,076,762

Consolidated Financial Statements December 2014 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 27

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,015	7,025
Fees and commissions for guarantees and letters of credit	32,403	30,131
Fees and commissions for card services	147,256	127,101
Fees and commissions for management of accounts	29,031	28,044
Fees and commissions for collections and payments	35,355	45,190
Fees and commissions for intermediation and management of securities	9,286	10,482
Fees and commissions for investments in mutual funds or others (*)	-	31,154
Insurance brokerage fees	34,695	32,253
Office banking	17,602	15,165
Other fees earned	54,086	19,575
Total	366,729	346,120

(*) Due to the sale of Santander Asset Management S.A. Administradora General de Fondos, the Bank does not have any fees and commissions on investments in mutual funds recorded.

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(104,095)	(87,776)
Fees and commissions for securities transactions	(979)	(4,287)
Office banking and other fees	(34,372)	(24,221)
Total	(139,446)	(116,284)

Net fees and commissions income	227,283	229,836

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”.

Consolidated Financial Statements December 2014 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 28

PROFIT AND LOSS FROM FINANCIAL OPERATIONS

For the years ended December 31, 2014 and 2013, the detail of income from financial operations is as follows:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(215,691)	(76,525)
Trading investments	45,952	29,985
Sale of loans and accounts receivables from customers
Current portfolio	1,261	1,677
Charged-off portfolio	4,809	1,500
Available for sale investments	6,934	10,258
Repurchase of issued bonds	5,198	4,502
Other profit and loss from financial operations	214	(10)
Total	(151,323)	(28,613)

Consolidated Financial Statements December 2014 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 29

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the years ended December 31, 2014 and 2013, net foreign exchange income is as follows:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(370,282)	(242,841)
Hedging derivatives:	621,767	379,910
Income from inflation-indexed assets in foreign currency	22,404	8,600
Income from inflation-indexed assets in foreign currency	(1,677)	(943)
Total	272,212	144,726

Consolidated Financial Statements December 2014 / Banco Santander Chile 111

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 30

PROVISIONS FOR LOAN LOSSES

For the years ended December 31, 2014 and 2013, activity within income for provisions for loan losses is a follows:

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2014	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(10,811)	(74,596)	(9,948)	(89,531)	-	-	(184,886)
Provisions established	(60)	(74,839)	(99,648)	(14,959)	(129,410)	(4,769)	(3,641)	(327,326)
Total provisions and charge-offs	(60)	(85,650)	(174,244)	(24,907)	(218,941)	(4,769)	(3,641)	(512,212)
Provisions released	89	15,903	7,127	6,561	38,275	4,431	6,418	78,804
Recovery of loans previously charged-off	-	5,302	11,645	5,122	36,908	-	-	58,977
Net charge to income	29	(64,445)	(155,472)	(13,224)	(143,758)	(338)	2,777	(374,431)

		Loans and accounts receivable from customers						Total
For the year ended December 31, 2013	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of provisions:	-	(8,071)	(61,991)	(21,173)	(102,525)	-	-	(193,760)
Provisions established	(127)	(85,628)	(36,724)	(21,314)	(155,921)	(6,679)	(3,109)	(309,502)
Total provisions and charge-offs	(127)	(93,699)	(98,715)	(42,487)	(258,446)	(6,679)	(3,109)	(503,262)
Provisions released	119	22,014	11,151	9,216	35,482	2,128	3,837	83,947
Recovery of loans previously charged-off	-	4,572	9,973	4,735	36,004	-	-	55,284
Net charge to income	(8)	(67,113)	(77,591)	(28,536)	(186,960)	(4,551)	728	(364,031)

The detail of Charge-off of individually significant loans, is as follows:

	Loans and accounts receivable from customers
As of December 31, 2014	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	37,673	101,590	12,908	191,228	343,399
Provision applied	(26,862)	(26,994)	(2,960)	(101,697)	(158,513)
Net charge offs of individually significant loans	10,811	74,596	9,948	89,531	184,886

	Loans and accounts receivable from customers
As of December 31, 2013	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	26,390	83,332	25,955	221,638	357,315
Provision applied	(18,319)	(21,341)	(4,782)	(119,113)	(163,555)
Net charge offs of individually significant loans	8,071	61,991	21,173	102,525	193,760

Consolidated Financial Statements December 2014 / Banco Santander Chile 112

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 31

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2014 and 2013, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Personnel compensation	213,364	197,695
Bonuses	77,145	67,805
Stock-based benefits	329	684
Senior compensation	10,551	8,828
Pension plans	1,395	(311)
Training expenses	2,477	2,366
Day care and kindergarten	2,485	2,542
Health funds	4,615	3,569
Other personnel expenses	26,527	25,166
Total	338,888	308,344

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

For the years ended December 31, 2014and 2013, share-based compensation amounted to Ch$329 million and Ch$684 million.

Consolidated Financial Statements December 2014 / Banco Santander Chile 113

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 32

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2014 and 2013, the composition of the item is as follows:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

General administrative expenses	125,271	116,685
Maintenance and repair of property, plant and equipment	17,498	15,368
Office lease	28,348	26,105
Equipment lease	94	106
Insurance payments	3,302	2,989
Office supplies	4,567	4,579
IT and communication expenses	29,379	29,144
Lighting, heating, and other utilities	4,131	3,871
Security and valuables transport services	17,089	15,879
Representation and personnel travel expenses	4,173	5,255
Judicial and notarial expenses	2,192	1,619
Fees for technical reports and auditing	6,891	6,400
Other general administrative expenses	7,607	5,370
Outsourced services	51,504	44,411
Data processing	32,253	26,489
Products sale	1,502	1,820
Archive service	3,305	1,728
Valuation service	2,119	2,265
Outsourcing	5,608	9,489
Other	6,717	2,620
Board expenses	1,314	1,154
Marketing expenses	16,419	15,800
Taxes, payroll taxes, and contributions	10,641	10,141
Real estate taxes	1,415	1,201
Patents	1,525	1,843
Other taxes	15	4
Contributions to SBIF	7,686	7,093
Total	205,149	188,191

Consolidated Financial Statements December 2014 / Banco Santander Chile 114

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 33

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Depreciation, amortization and impairment charges for the years ended December 31, 2014 and 2013, are detailed below:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(27,571)	(22,452)
Amortizations of Intangible assets(*)	(16,601)	(38,622)
Total depreciation and amortization	(44,172)	(61,074)

Impairment
Impairment of property, plant, and equipment	(108)	(244)
Impairment of intangibles (*)	(36,556)	-
Total impairment	(36,664)	(244)
Total	(80,836)	(61,318)

As of December 31, 2014, the costs for Property, plant, and equipment impairment totaled Ch$108 million, mainly due to damages to ATMs (Ch$244 million as of December 31, 2013, respectively).

(*) The Bank, in its strategic objectives, initiated a plan to transform its business and operating model with a focus on the client. Therefore, there have arisen a number of new requirements for the Bank to adapt to changing customer demands and establish new ways to interact with them. This change in strategy resulted in a number of applications that are in use or in development that needed to be tested for impairment. Following the testing, in accordance with IAS 36 the Bank has recognized an impairment of Ch$36,664 million.

b)	The changes in book value due to depreciation and amortization from January 1, 2013 and 2014 through December 31, 2013 and 2014 are as follows:

	Depreciation and amortization
	2014
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2014	(127,448)	(185,275)	(312,723)
Depreciation and amortization charges in the period	(27,571)	(16,601)	(44,172)
Sales and disposals in the period	109	-	109
Other	-	-	-
Balances as of December 31, 2014	(154,910)	(201,876)	(356,786)

	Depreciation and amortization
	2013
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2013	(105,150)	(146,653)	(251,803)
Depreciation and amortization charges in the period	(22,452)	(38,622)	(61,074)
Sales and disposals in the period	154	-	154
Other	-	-	-
Balances as of December 31, 2013	(127,448)	(185,275)	(312,723)

Consolidated Financial Statements December 2014 / Banco Santander Chile 115

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 34

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,811	6,571
Recovery of charge-offs and income from assets received in lieu of payment	8,289	10,475
Subtotal	11,100	17,046
Income from the sale of participation in companies
Income from the sale of participation in companies	-	-
Subtotal	-	-
Other income
Leases	805	328
Income from sale of property, plant and equipment	687	176
Recovery of provisions for contingencies	315	77
Compensation from insurance companies due to damages	661	725
Other	1,266	2,156
Subtotal	3,734	3,462

Total	14,834	20,508

b) Other operating expenses are detailed as follows:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	4,694	8,796
Provision on assets received in lieu of payment	4,045	3,580
Expenses for maintenance of assets received in lieu of payment	2,489	2,461
Subtotal	11,228	14,837

Credit card expenses	2,638	2,157

Customer services	9,940	10,954

Other expenses
Operating charge-offs	6,153	8,222
Life insurance and general product insurance policies	8,919	7,348
Additional tax on expenses paid overseas	3,055	2,862
Provisions for contingencies	29,004	5,805
Payment of Retail Association	1,021	1,079
Expense for adopting chip technology on cards	1,476	2,283
Other	7,674	6,804
Subtotal	57,302	34,403

Total	81,108	62,351

Consolidated Financial Statements December 2014 / Banco Santander Chile 116

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 35

TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, including the companies over which the Bank exercises any degree of control (affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Financial Statements December 2014 / Banco Santander Chile 117

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

a) Loans to related parties:

Below are loans and receivables as well as contingent loans that correspond to related entities:

	As of December 31,
	2014				2013
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	51,647	9,614	4,348	8,743	47,305	618	4,022	51,141
Mortgage loans	-	-	19,941	-	-	-	15,561	-
Consumer loans	-	-	2,798	-	-	-	2,061	-
Loans and account receivables:	51,647	9,614	27,087	8,743	47,305	618	21,644	51,141

Allowance for loan losses	(139)	(10)	(46)	(18)	(238)	(3)	(44)	(6)
Net loans	51,508	9,604	27,041	8,725	47,067	615	21,600	51,135

Guarantees	409,339	-	23,896	1,289	124,420	-	19,237	2,326

Contingent loans
Personal guarantees	-	-	-		-	-	-	-
Letters of credit	16,000	-	-	11	30,714	-	-	-
Guarantees	432,802	-	-	762	172,274	-	-	9,989
Contingent loans	448,802	-	-	773	202,988	-	-	9,989

Allowance for contingent loans	(12)	-	-	-	(22)	-	-	(4)

Net contingent loans	448,790	-	-	773	202,966	-	-	9,985

Loan activity to related parties during 2014 and 2013, is shown below:

	As of December 31,
	2014				2013
	Companies of the Group	Associated companies	Key personnel	Others	Companies of the Group	Associated companies	Key personnel	Others
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1,	250,293	618	21,644	61,130	107,384	668	19,512	59,166
Loans granted	338,784	9,108	11,651	17,585	161,763	377	7,313	14,858
Loans payments	(88,628)	(112)	(6,208)	(69,199)	(18,854)	(427)	(5,181)	(12,894)

Total	500,449	9,614	27,087	9,516	250,293	618	21,644	61,130

Consolidated Financial Statements December 2014 / Banco Santander Chile 118

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

b) Assets and liabilities with related parties

	As of December 31,
	2014				2013
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	193,377	-	-	-	5,306	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	995,468	-	-	-	557,026	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	2,776	-	-	-	2,460	-	-	-
Liabilities
Deposits and other demand liabilities	5,061	1,168	2,403	4,602	58,030	10,406	2,783	23,300
Obligations under repurchase agreements	47,010	-	-	-	59,703	-	-	-
Time deposits and other time liabilities	269,381	2,320	81,079	81,079	54,212	299	3,774	156,977
Financial derivative contracts	1,395,507	-	-	-	537,162	-	-	-
Issued debts instruments	336,323	-	-	-	96,872	-	-	-
Other financial liabilities	846	-	-	-	3,912	-	-	-
Other liabilities	771	-	-	-	462	-	-	-

c)	Income (expenses) recorded due to transactions with related parties

	As of December 31,
	2014				2013
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation- indexation adjustments	(11,130)	25	1,963	(2,509)	(8,812)	50	1,065	(1,082)
Income and expenses from fees and services	30,591	84	230	167	-	75	120	3,615
Net income from financial operations and foreign exchange transactions (*)	(315,918)	-	20	(10,051)	(8,690)	-	(4)	(1,534)
Other operating income and expenses	1,158	-	-	-	955	-	-	-
Income from investments in associates and other companies (**)	-	-	-	-	78,122	-	-	-
Key personnel compensation and expenses	-	-	(31,361)	-	-	-	(31,652)	-
Administrative and other expenses	(30,342)	(33,961)	-	-	(28,371)	(30,758)	-	-
Total	(325,641)	(33,852)	(29,148)	(12,393)	33,204	(30,633)	(30,471)	999

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

(**)	Corresponds to the profit from the sale of the subsidiary Santander Asset Management S.A. Administradora General de Fondos.

Consolidated Financial Statements December 2014 / Banco Santander Chile 119

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

d) Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

Personnel compensation	17,410	16,954
Board member’s salaries and expenses	1,235	1,083
Bonuses or gratifications	12,358	11,267
Compensation in stock	310	684
Training expenses	78	55
Seniority compensation	234	1,064
Health funds	288	290
Other personnel expenses	504	566
Pension plans (*)	1,395	(311)
Total	33,812	31,652

(*) Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to use the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2014 and 2013, the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	As of December 31
	2014	2013

Director	13	12
Division manager	18	16
Department manager	90	80
Manager	54	60

Total key personnel	175	168

Consolidated Financial Statements December 2014 / Banco Santander Chile 120

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 36

PENSION PLANS

The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

a.	The plan is aimed at the Group’s management
b.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Santander Group will take on insurance (pension fund) for the employee’s behalf where it will pay (defined contribution) periodically.
d.	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit.

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Plan Assets owned by the Bank at the end of 2014 totaled Ch$6,495 million (Ch$5,171 million in 2013).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method:

Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contributions, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

	Plans post- employment	Plans post- employment
	2014	2013

Mortality chart	RV-2009	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Consolidated Financial Statements December 2014 / Banco Santander Chile 121

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 36

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Plan assets	6,495	5,171
Commitments for defined-benefit plans
For active personnel	(4,639)	(3,888)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	1,856	1,283

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2014	2013
	MCh$	MCh$

a) Fair value of plan assets
Opening balance	5,171	5,584
Expected yield of insurance contracts	446	247
Employer contributions	878	(660)
Actuarial (gain) losses (*)	-	-
Premiums paid	-	-
Benefits paid	-	-
Fair value of plan assets at year end	6,495	5,171
b) Present value of obligations
Present value of obligations opening balance	(3,244)	(3,594)
Net incorporation of Group companies	-	-
Service cost	(1,395)	(311)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	17
Other	-	-
Present value of obligations at year end	(4,639)	(3,888)
Net balance at year end	1,856	1,283

Consolidated Financial Statements December 2014 / Banco Santander Chile 122

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 36

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2014	2013

Type of expected yield from the plan’s assets	UF + 2,50% annual	UF + 2,50% annual
Type of yield expected from the reimbursement rights	UF + 2,50% annual	UF + 2,50% annual

Plan associated expenses:

	As of December 31,
	2014	2013
	MCh$	MCh$

Current period service expenses	1,395	311
Interest cost	-	-
Expected yield from plan’s assets	(446)	(247)
Expected yield of insurance contracts linked to the Plan:
Extraordinary allocations	-	-
Actuarial (gain)/ losses recorded in the period	-	(17)
Past service cost	-	-
Other	-	-
Total	949	47

Consolidated Financial Statements December 2014 / Banco Santander Chile 123

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the transaction to sale and asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2014 and 2013:

	As of December 31,
	2014		2013
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,608,888	1,608,888	1,571,810	1,571,810
Cash items in process of collection	531,373	531,373	604,077	604,077
Trading investments	774,815	774,815	287,567	287,567
Investments under resale agreements	-	-	17,469	17,469
Financial derivative contracts	2,727,563	2,727,563	1,494,018	1,494,018
Loans and accounts receivable from customers and interbank loans, net	22,191,856	24,187,545	20,452,416	23,562,746
Available for sale investments	1,651,598	1,651,598	1,700,993	1,700,993

Liabilities
Deposits and interbank borrowings	18,126,038	18,470,479	16,978,412	16,921,614
Cash items in process of being cleared	281,259	281,259	276,379	276,379
Investments under repurchase agreements	392,126	392,126	208,972	208,972
Financial derivative contracts	2,561,384	2,561,384	1,300,109	1,300,109
Issued debt instruments and other financial liabilities	5,990,237	6,456,142	5,388,439	5,729,213

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments’ short-term nature.

b)	Cash items in process of collection, trading investments, available for sale investment instruments, and investments under resale agreements

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturity of less than one year are evaluated at recorded value since, due to their short maturity term, they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Financial Statements December 2014 / Banco Santander Chile 124

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

c)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

d)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

e)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

f)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank determines as exit price in accordance with IFRS 13.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Consolidated Financial Statements December 2014 / Banco Santander Chile 125

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description

• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given nemotechnic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Consolidated Financial Statements December 2014 / Banco Santander Chile 126

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
• UF options	Black – Scholes	There is no observable input of implicit volatility.
• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge/off rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2014 and 2013:

	Fair value measurement
	2014	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	774,815	731,344	43,471	-
Available for sale investments	1,651,598	1,028,639	622,075	884
Derivatives	2,727,563	-	2,684,782	42,781
Total	5,153,976	1,759,983	3,350,328	43,665

Liabilities
Derivatives	2,561,384	-	2,561,384	-
Total	2,561,384	-	2,561,384	-

	Fair value measurement
	2013	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	287,567	275,296	12,271	-
Available for sale investments	1,700,993	654,945	1,045,210	838
Derivatives	1,494,018	-	1,442,752	51,266
Total	3,482,578	930,241	2,500,233	52,104

Liabilities	1,300,109	-	1,298,690	1,419
Derivatives	1,300,109	-	1,298,690	1,419

Consolidated Financial Statements December 2014 / Banco Santander Chile 127

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2014 and 2013:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2014	52,104	(1,419)

Total realized and unrealized profits (losses)
Included in statement of income	(8,485)	1,419
Included in other comprehensive income	46	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2014	43,665	-

Total profits or losses included in comprehensive income for 2014 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2014	(8,439)	1,419

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2013	63,149	(1,106)

Total realized and unrealized profits (losses)
Included in statement of income	(10,524)	(313)
Included in other comprehensive income	(521)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2013	52,104	(1,419)

Total profits or losses included in comprehensive income for 2013 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2013	(11,045)	(313)

The realized and unrealized profits (losses) included in comprehensive income for 2014 and 2013, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2014 and 2013 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following sheet shows the financial instruments subject to offsetting according to IAS 32:

	As of December 31, 2014
	Linked financial instruments subject to offsetting			Linked financial instruments not subject to offsetting			Other financial instruments
	Gross value of financial assets	Gross value of financial liabilities compensated on the balance sheet	Net amount ("+" or "-") of financial assets presented on the balance sheet	Financial instruments- Assets	Financial instruments- Liabilities	Net amount	Assets	Liabilities	Net amount
Financial instrument	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial derivative contracts	-	-	-	2,552,301	2,443,668	108,633	175,262	117,716	57,546
Repurchase agreements	-	-	-	-	-	-	41,912	1,793	40,119
Total	-	-	-	2,552,301	2,443,668	108,633	217,174	119,509	97,665

Consolidated Financial Statements December 2014 / Banco Santander Chile 128

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:
a.	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
c.	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

-	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

-	Operating risk: this is a risk arising from human errors, system errors, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implications, or cause financial losses.

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure, for which purpose it has an on-line corporate governance system which incorporates international recommendations and trends, adapted to Chilean regulatory conditions and given it the ability to apply the most advanced practices in the markets in which the Bank operates. To optimize the performance of this function, the Board of Directors has established the Asset and Liability Committee (“ALCO”), whose principal task is to assist in carrying out its functions relating to oversight and management of the Bank’s risks. To complement the ALCO in the risk management function, the Board also has three key committees: the Markets Committee (“CDM,” the acronym in Spanish) the Executive Credit Committee (“CEC,” the acronym in Spanish) and the Audit Committee (“CDA,” the acronym in Spanish). Each of these committees is composed of directors and executive members of the Bank’s management.

The ALCO is responsible for developing risk handling policies of the Bank following the Board and Santander Spain Global Risk Department guidelines, as well as the requirements of the Chilean SBIF. Said policies have been created mainly to identify and analyze the risks the Bank faces, establishing risk limits and adequate control monitoring risks, and the abiding by of limits. Risk handling policies and systems are revised regularly to reflect changes in market conditions and products or services offered. The Bank, through the creation and management of regulations and procedures, aims at developing a disciplined and constructive control environment in which all employees understand their role and duties.

To carry out its duties, the ALCO works directly with the Bank’s control and risk departments, whose joint objectives include the following:

-	evaluate risks whose magnitude might threaten the Bank’s solvency or which might potentially pose significant risks to its operations or reputation;
-	ensure that the Bank is equipped with the means, systems, structures, and resources, consistent with best practices, which enable the implementation of the risk management strategy;
-	ensure the integration, control, and management of all the Bank’s risks;
-	apply homogeneous risk principles, policies, and metrics throughout the Bank and its businesses;
-	develop and implement a risk management model at the bank, in order for risk exposure to be adequately integrated into the different decision making processes;

Consolidated Financial Statements December 2014 / Banco Santander Chile 129

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and
-	carry out the management of structural liquidity, interest rate, and exchange rate risks, as well as those arising from the Bank’s own resource base.

To achieve the aforementioned objectives, the Bank (its management and the ALCO) performs a variety of activities relating to risk management, including the following: calculate exposures to risk from different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculate the probabilities of expected loss for each portfolio and/or investment; assign loss factors to new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specify limits for potential losses based on the different risks incurred; determine the potential impact of the structural risks on the Bank’s Consolidated Statements of Income; set limits and alerts which guarantee the Bank’s liquidity; and identify and quantify the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

The CDA is mainly responsible for supervising compliance with the Bank’s risk management policies and procedures, and for reviewing the adaptation of the risk management framework to the risks faced by the Bank.

Credit risk

Credit risk is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party. To manage credit risk, the Bank consolidates all elements and components of credit risk exposure (e.g. individual delinquency risk, innate risk of a business line or segment, and/or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board has delegated the duty of credit risk management to the ALCO and CEC, as well as to the Bank’s risk departments, whose roles are summarized below:

-	Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

-	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of that risk in terms of individual debtors, debtor groups, industry segment and country. Approval levels are assigned to the correspondent officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are revised constantly. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and even the CEC work directly with customers to assess credit risks and prepare risk requests. Moreover, Banco Santander España participates in the process to approve larger credits; for example, to customers or economic groups with debts over USD 40 million.

-	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity (for investments).

-	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

-	Revise and evaluate credit risk. Review and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and revisions are subject to similar processes.

Consolidated Financial Statements December 2014 / Banco Santander Chile 130

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

When preparing a credit request for a corporate customer, the Bank verifies several parameters such as debt service capacity (generally including future cash flows), the customer's financial records and/or projections for their economic sector. The risk division is closely involved in this process. All applications include an analysis of the customer’s strengths and weaknesses, as well as a risk classification and a recommendation. Credit limits are not established over customers’ outstanding balances but on the direct and indirect credit risk of the financial group. For example, a corporation would be evaluated together with subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, SME), and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and payment capacity. The parameters used to assess the credit risk of the applicant include different variables such as income levels, duration of current job, indebtedness, reports from credit reporting agencies, etc.

-	Provide advice, training, and specialized knowledge to the business units in order to promote the Bank’s best practices in credit risk management.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As a part of the acquisition process of financial investments and financial instruments, the Bank examines the probability of uncollectability from issuers or counterparties, using internal and external evaluations, such as risk evaluators that are independent from the Bank. The Bank is also governed by a strict and conservative policy which ensures that the issuers of its investments and the counterparties in derivative transactions are highly reputable.

In addition, the Bank holds a variety of instruments which imply credit risk, but are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, performance bonds, and commitments to grant loans.

Guarantees and bonds represent an irrevocable payment obligation. If a guaranteed customer fails to meet their obligations to third parties secured by the Bank, the Bank will make the relevant payments; hence, these transactions imply the same credit risk exposure as an ordinary loan.

Documentary letters of credit are commitments documented by the Bank on behalf of customers, which are secured by the shipped merchandise to which they relate, and hence, have a lower risk than direct indebtedness. Performance bonds are contingent commitments which become enforceable only if the customer fails to carry out the work agreed upon with a third party who is secured by such performance bonds.

In the case of loan commitments, the Bank is potentially exposed to losses for an amount equivalent to the amount unused of the commitment. However, the expected loss amount is lower than the commitment’s unused amount. The Bank controls the maturity term of credit lines since generally, long-term obligations have a larger credit risk than short-term ones.

Maximum credit risk exposure

For financial assets recorded in the Consolidated Statements of Financial Position, risk exposure equals their book amount. For financial guarantees granted, the maximum exposure to credit risk equals the maximum amount the Banks would have to pay if the financial guaranty was executed.

Consolidated Financial Statements December 2014 / Banco Santander Chile 131

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2014 and 2013, without deduction of collateral or credit improvements received:

		As of December 31,
		2014	2013
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Cash and deposits in banks	4	1,608,888	1,571,810
Cash items in process of collection	4	531,373	604,077
Trading investments	5	774,815	287,567
Investments under resale agreements	6	-	17,469
Financial derivative contracts	7	2,727,563	1,494,018
Loans and accounts receivable from customers and interbank loans, net	8 and 9	22,191,856	20,452,416
Available for sale investments	10	1,651,598	1,700,993

Off-balance commitments:
Letters of credit issued	22	205,920	218,032
Foreign letters of credit confirmed	22	75,813	127,600
Guarantees	22	1,481,154	1,212,799
Available credit lines	22	5,699,573	5,141,831
Personal guarantees	22	262,169	181,416
Other irrevocable credit commitments	22	109,520	47,376
Total		37,320,242	33,057,404

Consolidated Financial Statements December 2014 / Banco Santander Chile 132

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

The following table shows loan portfolio information as set forth in our internal scoring policy, described in Note 01 o) “Allowance for loans losses” as of December 31, 2014 and 2013:

	As of December 31,
Category	2014				2013
Commercial	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
Portfolio	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	120,646	0.53%	42	0.01%	381,551	1.81%	135	0.02%
A2	1,790,389	7.82%	1,202	0.17%	2,013,820	9.56%	1,323	0.22%
A3	3,029,274	13.23%	3,340	0.48%	2,730,837	12.97%	2,923	0.48%
A4	2,535,098	11.07%	17,062	2.43%	2,115,403	10.04%	15,823	2.60%
A5	858,830	3.75%	13,114	1.87%	838,697	3.98%	13,712	2.25%
A6	475,212	2.08%	11,406	1.63%	443,059	2.10%	11,981	1.97%
B1	183,932	0.80%	9,172	1.31%	181,676	0.86%	8,061	1.33%
B2	64,695	0.28%	5,910	0.84%	80,513	0.38%	4,229	0.70%
B3	75,074	0.33%	10,351	1.48%	77,940	0.37%	10,430	1.72%
B4	74,910	0.33%	11,028	1.57%	33,922	0.16%	5,318	0.87%
C1	79,148	0.35%	1,583	0.23%	56,040	0.27%	1,121	0.18%
C2	66,267	0.29%	6,627	0.95%	46,996	0.22%	4,700	0.77%
C3	16,742	0.07%	4,185	0.60%	20,780	0.10%	5,195	0.85%
C4	33,074	0.14%	13,229	1.89%	43,109	0.21%	17,243	2.83%
C5	59,585	0.26%	38,730	5.53%	61,246	0.29%	39,811	6.54%
C6	94,832	0.41%	85,348	12.18%	64,755	0.31%	58,279	9.59%
Subtotal	9,557,708	41.74%	232,329	33.17%	9,190,344	43.63%	200,284	32.92%

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,401,003	10.49%	51,027	7.28%	2,237,256	10.62%	30,864	5.07%
Impaired portfolio	383,532	1.68%	114,670	16.36%	400,101	1.90%	69,306	11.39%
Subtotal	2,784,535	12.17%	165,697	23.64%	2,637,357	12.52%	100,170	16.46%
Mortgage
Normal portfolio	6,261,428	27.35%	17,574	2.50%	5,302,411	25.18%	15,701	2.58%
Impaired portfolio	370,603	1.62%	31,170	4.45%	323,401	1.54%	27,605	4.54%
Subtotal	6,632,031	28.97%	48,744	6.95%	5,625,812	26.72%	43,306	7.12%
Consumer
Normal portfolio	3,554,891	15.53%	116,865	16.67%	3,257,836	15.47%	112,468	18.49%
Impaired portfolio	363,484	1.59%	137,158	19.57%	349,412	1.66%	152,117	25.01%
Subtotal	3,918,375	17.12%	254,023	36.24%	3,607,248	17.13%	264,585	43.50%
Total	22,892,649	100.00%	700,793	100.00%	21,060,761	100.00%	608,345	100.00%

Consolidated Financial Statements December 2014 / Banco Santander Chile 133

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

Regarding the individually evaluated portfolio, the different categories and levels within each category correspond to:

-	Category A or Normal Portfolio. Consists of debtors with a payment capacity that allows them to fulfill their financial obligations and commitments and who, according to their financial situation, are not likely to experience a change in this condition in the short term.

-	Category B or Substandard Portfolio. Includes debtors with financial difficulties or whose payment capacity has been diminished and about whom the Bank has considerable doubts about the total reimbursement of the capital and interest according to the agreed terms, showing they have a lesser likelihood of meeting their financial obligations in the short term.

-	Categories C and D or Default Portfolio. Consists of those debtors where the Bank considers the ability of reimbursement remote since they have an impaired or null payment capacity.

Regarding the portfolios evaluated on a group basis, all of the associated operations are evaluated together.

See Note 30 for the detail of the Bank’s impaired loans and the associated allowances. Also, see Note 19 for a detail of the maturity of the Bank’s financial assets.

Exposure to credit risk in foreign derivative contracts

As of December 31, 2014, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 1,711 million or 3.45% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Spain and Italy, since they are classified above 1 and where the below represents our majority of exposure to categories other than 1 is. Below we detail exposure to Italy and Spain as of December 31, 2014, considering fair value of derivative instruments.

Country	Classification (1)	Derivative Instruments (adjusted to market) USD MCh$	Deposits USD MCh$	Loans USD MCh$	Financial investments USD MCh$	Total Exposure USD MCh$
Spain	2	4.13	-	0.09	-	4.22
Italy	2	49.65	3.28	0.18	-	53.11
Other	3	1.37	0.21	0.53	-	2.11
Total		55.15	3.49	0.8	-	59.44

(1)	Corresponds to country’s classification established in Chapter B-6 of the Compendium of Accounting Standards issued by the SBIF.

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD MM	Deposits USD MM	Loans USD MM	Financial Investments USD MM	Exposure Exposure USD MM
Banco Santander España (*)	Spain	1	4.79	311.26	-	-	316.05

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.28

*	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Consolidated Financial Statements December 2014 / Banco Santander Chile 134

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

Impairment of other financial instruments

As of December 31, 2014 and 2013, the Bank had no significant impairments of its financial assets other than loans and accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk is reduced in some cases by security interests, credit improvements, and other actions which mitigate the Bank’s exposure. Based on the foregoing, the creation of security interests are a necessary but not a sufficient condition for granting a loan; accordingly, the Bank’s acceptance of risks requires the verification of other variables and parameters, such as the ability to pay or generate funds in order to mitigate the risk being taken on.

Procedures for management and valuation of securities are described in the internal policies of risk management. Said policies set the basic principles for credit risk management, including the management of securities received in customers’ operations. In this sense, the risk management model includes assessing the existence of adequate and sufficient guarantees that allow recovering the credit when the debtor’s circumstances prevent them from fulfilling their obligations.

The procedures used for the valuation of security interests utilize the prevailing market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, fair value of the participating interest for investment funds, etc. All security interests received must be instrumented properly and registered on the relevant register, as well as have the approval of legal divisions of the Bank.

In addition, the Bank has classification tools that allow it to group the credit quality of transactions or customers. To study how this probability varies, the Bank has historical databases that keep this internally generated information. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2014 and 2013.

	As of December 31,
	2014	2013
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	14,643,933	12,701,836
Investments and others	2,005,276	1,347,770
Impaired financial assets:
Properties/ mortgages	420,033	663,889
Investments and others	12,314	27,810
Total	17,081,556	14,741,305

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed on a daily basis to requirements for cash funds from various banking activities, such as wires from checking accounts, fixed-term deposit payments, guarantee payments, disbursements on derivatives transactions, etc. As typical in the banking industry, the Bank does not hold cash funds to cover the balance of all the positions, as experience shows that only a minimum level of these funds will be withdrawn, which can be accurately predicted with a high degree of certainty.

Consolidated Financial Statements December 2014 / Banco Santander Chile 135

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

The Bank’s approach to liquidity management is to ensure— whenever possible—to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill said payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the SBIF for maturity mismatches.

These limits affect the mismatches of future flows of income and expenditures of the Bank on an individual basis. They are:

i.	mismatches of up to 30 days for all currencies, up to the amount of basic capital;
ii.	mismatches of up to 30 days for foreign currencies, up to the amount of basic capital; and
iii.	mismatches of up to 90 days for all currencies, twice the basic capital.

The Bank’s treasury department (“Treasury”) receives information from all business units about the liquidity profile of its financial assets and liabilities in addition to details from other future cash flows that arise from future business transactions. Based on this information, Treasury keeps a short-term liquid assets portfolio, mainly composed of liquid investments, interbank loans, and advanced payments, to guarantee that the Bank has enough liquidity. Liquidity needs of business units are fulfilled through short-term transfers from Treasury to cover any short-term variation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position daily to establish future flows of inflow and outflow. At each month's closing, stress tests are carried out in which a variety of scenarios are used, from normal market conditions to those that contain significant fluctuations. Liquidity policy and procedures are subjected to review and approval of the Bank’s Board. There are periodic reports which detail the Bank’s, and its subsidiaries’, liquidity position, including any exceptions and adopted correcting measures, which are also reviewed periodically by the ALCO.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits have maturities of more than one year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk through continual supervision of the market trends and price management.

Exposure to liquidity risk

A similar, yet not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the SBIF. The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 times [regulatory] capital and for the 90 day and under period – 2 times [regulatory] capital.

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2014	2013
	%	%
30 days	32.00	30.00
30 days foreign currency	-	(22.00)
90 days	15.00	31.00

Consolidated Financial Statements December 2014 / Banco Santander Chile 136

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

Below, is the breakdown by maturity, of the asset and liability balances of the Bank as of December 31, 2014 and 2013, which also includes off-balance commitments:

As of December 31, 2014	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 19)	2,887,690	2,655,380	2,094,399	4,815,513	8,519,123	9,214,781	30,186,886
Maturity of liabilities (Note 19)	(6,992,478)	(6,175,945)	(3,205,819)	(3,717,331)	(4,329,432)	(2,930,039)	(27,351,044)
Net maturity	(4,104,788)	(3,520,565)	(1,111,420)	1,098,182	4,189,691	6,284,742	2,835,842
Off-balance commitments:
Personal guarantees	-	(17,626)	(6,858)	(169,875)	(54,126)	(13,684)	(262,169)
Foreign letters of credit confirmed	-	(2,426)	(26,807)	(4,085)	(42,495)	-	(75,813)
Letters of credit issued	-	(54,701)	(108,218)	(43,001)	-	-	(205,920)
Guarantees	-	(122,176)	(188,378)	(620,143)	(522,233)	(28,224)	(1,481,154)

Net maturity, including commitments	(4,104,788)	(3,717,494)	(1,441,681)	261,078	3,570,837	6,242,834	810,786

As of December 31, 2013	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 19)	2,950,498	2,647,295	2,190,406	4,387,042	7,412,088	7,149,366	26,736,695
Maturity of liabilities (Note 19)	(6,106,601)	(5,857,722)	(3,232,857)	(3,772,903)	(2,839,942)	(2,342,286)	(24,152,311)
Net maturity	(3,156,103)	(3,210,427)	(1,042,451)	614,139	4,572,146	4,807,080	2,584,384
Off-balance commitments:
Personal guarantees	-	(7,745)	(9,292)	(137,269)	(19,001)	(8,109)	(181,416)
Foreign letters of credit confirmed	-	(17,347)	(50,984)	(24,639)	(26,543)	(8,087)	(127,600)
Letters of credit issued	-	(48,634)	(101,181)	(46,210)	(22,007)	-	(218,032)
Guarantees	-	(128,171)	(145,878)	(493,530)	(419,414)	(25,806)	(1,212,799)

Net maturity, including commitments	(3,156,103)	(3,412,324)	(1,349,786)	(87,509)	4,085,181	4,765,078	844,537

The tables above show cash flows without deducting financial assets and liabilities over the estimated maturity base. Future cash flows from these instruments might vary significantly compared to this analysis. For example, we expect that demand deposits remain stable or grow steadily and we do not expect to execute all unrecognized loan obligations. In addition, the above detail excludes available credit lines since they do not have contractually defined maturities.

Market risk

Market risk arises as a consequence of the market activity, by means of financial instruments whose value can be affected by market variations, reflected in different assets and financial risk factors. The risk can be diminished by means of hedging through other products (assets/liabilities or derivative instruments) or terminating the open transaction/position. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

There are four major risk factors that affect the market prices: type of interest, type of exchange, price, and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank’s internal management measure market risk based mainly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

-	trading portfolio;
-	domestic financial management portfolio;
-	foreign financial management portfolio.

The trading portfolio is comprised mainly of investments, valued at fair value, and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intent of selling them in the short term in order to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered a part of trading portfolio.

Consolidated Financial Statements December 2014 / Banco Santander Chile 137

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

The ALCO has the general responsibility for the market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander – Spain.

The department’s functions in connection with trading portfolio include the following:

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	compare the real VaR with the established limits,
iv.	establish procedures to prevent losses in excess of predetermined limits, and
v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander – Spain.

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations, and
ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander - Spain.

Market risk - trading portfolio

The Bank applies VaR methods to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position that is made up of fixed income investments, foreign exchange trading, and a minimum position of investments in equity shares. This portfolio is mostly made of Chilean Central Bank bonds, mortgage bonds and corporate bonds issued locally at low risk. At the closing date, the trading portfolio did not show investments in another portfolio.

For the Bank, the VaR estimate is done through the historical simulation method which consists of observing the behavior of profit and loss that might have taken place with the current portfolio if the market conditions at a given time had been present and, based on that information, infer maximum losses with a determined confidence level. This method has the advantage of reflecting precisely the historical distribution of market values and not requiring any distribution assumption for a specific probability. All VaR measures are designed to establish the distribution function for the value change in a given portfolio and, once this distribution is known, to calculate the percentile related to the necessary confidence level, which will match the risk value in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value of a given portfolio in one day, with 99.00% confidence. It is the maximum loss in one day the Bank could expect in a given portfolio with a confidence level of 99.00%. In other words, it is the loss the Bank would have to deal only 1.0% of the time. VaR provides a single estimation of the market risk that cannot be compared with other market risks. Returns are calculated using a time window of 2 years or, at least, 520 data points gathered since the reference date in the past to calculate VaR.

The Bank does not calculate three separate VaRs. Only one VaR is calculated for the entire trading portfolio which, in addition, is separated into risk types. The VaR program carries out a historical simulation and calculates a profit (ganancia or “G”) and loss (pérdida or “P”) G&P Statement for 520 data points (days) for each risk factor (fixed income, currency, and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Additionally, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2011 and 2010, we were still using the same VaR model and the methodology has not changed.

The Bank uses VaR estimates to issue a warning in case the statistically estimated losses for the trading portfolio exceed the cautionary levels.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

Consolidated Financial Statements December 2014 / Banco Santander Chile 138

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

-	A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day. It would not be possible to liquidate or cover all the positions in a single day;

-	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

-	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

-	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2014 and 2013 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR approximately one out of hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2014 and 2013, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2014 USDMM	2013 USDMM
Consolidated:
High	3.77	3.48
Low	1.06	1.061
Average	1.91	1.72

Fixed-income investments:
High	3.99	2.39
Low	1.06	0.97
Average	1.78	1.57

Variable-income investments
High	0.15	0.19
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	2.39	3.20
Low	0.06	0.06
Average	0.58	0.69

Consolidated Financial Statements December 2014 / Banco Santander Chile 139

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure market risk for domestic and foreign currencies (not included in the trading portfolio). The Bank carries out a simulation of scenarios that will be calculated as the difference between current flows in the chosen scenario (curve with a parallel movement of 100 basis points (“bp”) in all its sections) and its value in the base scenario (current market). All positions in domestic currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57 which represents a change in the curve of 57bp in all real rates and 100 bp in nominal rates. The same scenario is carried out for net positions in foreign currency and interest rates in USD. In addition, the Bank has established limits regarding maximum loss this kind of movement in interest rates can have over capital and net financial income budgeted for the year.

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit and multiple by 2 the sum of the multiplication of them together both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

Consolidated limit = square root of a2 + b2 + 2ab

a: domestic currency limit

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0. 2ab = 0.

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 bp based on yield curve (57 bp for real rates). The Bank uses a 100 bp exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, so as to compare, control and consolidate market risk by country in a realistic and orderly fashion.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the volume sensitivity which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Consolidated Financial Statements December 2014 / Banco Santander Chile 140

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 38

RISK MANAGEMENT, continued

Market risk – Financial management portfolio – December 31, 2014 and 2013

	2014		2013
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	38,150	192,660	35,500	167,530
High	27,707	112,133	28,923	86,196
Low	16,904	77,231	21,129	69,729
Average	21,077	92,809	25,124	77,849
Financial management portfolio – foreign currency (in millions of $US)
Loss limit	40	70	30	30
High	16	39	17	26
Low	-	10	2	2
Average	10	28	10	19
Financial management portfolio – consolidated (in MCh$)
Loss limit	40,650	172,390	35,500	167,530
High	27,949	112,364	28,958	86,212
Low	17,441	77,848	21,204	69,787
Average	21,404	93,245	25,146	77,891

Operating risk

Operating risk is the risk of direct or indirect losses stemming from a wide variety of causes related to the Bank’s processes, personnel, technology, and infrastructure, as well as external factors other than credit, market, or liquidity, such as those related to legal or regulatory requirements. Operating risks arise from all the Bank’s operations.

The Bank’s objective is to manage operating risk in order to mitigate economic losses and damage to the Bank’s reputation through a flexible internal control structure.

The Bank’s management has the main responsibility to develop and apply controls to mitigate operating risks. This responsibility is supported by the global development of the Bank’s standards for operating risk management in the following areas:

-	Requirements for adequate segregation of duties, including independent authorization of transactions
-	Requirements for reconciliation and supervision of transactions
-	Compliance with the applicable legal and regulatory requirements
-	Documentation of controls and procedures
-	Requirements for periodic evaluation of applicable operating risks and improvement of the controls and procedures to address the risks that are identified
-	Requirements for disclosure of operating losses and the proposed corrective measures
-	Development of contingency plans
-	Training and professional development
-	Adoption of ethical business standards
-	Reduction or mitigation of risks, including acquisition of insurance policies if they are effective

Compliance with the Bank’s standards is supported by a program of periodic reviews conducted by the Bank’s internal audit unit, whose results are internally submitted to the management of the business unit that was examined and to the CDA.

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 9 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

Consolidated Financial Statements December 2014 / Banco Santander Chile 141

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 39

SUBSEQUENT EVENTS

Between January 1, 2015 and the date on which these Consolidated Financial Statements were issued (January 26, 2015), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO	CLAUDIO MELANDRI HINOJOSA
Chief Accounting Officer	Chief Executive Officer

Consolidated Financial Statements December 2014 / Banco Santander Chile 142